As filed with the Securities and Exchange Commission on May 11, 2004

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RED HAT, INC.

(Exact name of registrant as specified in its charter)

Delaware	06-1364380
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1801 Varsity Drive

Raleigh, North Carolina 27606

(919) 754-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark H. Webbink

Senior Vice President, General Counsel and Secretary

Red Hat, Inc.

1801 Varsity Drive

Raleigh, North Carolina 27606

(919) 754-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Sylvester, Esq.

Hale and Dorr LLP

1455 Pennsylvania Avenue, N.W.

Washington, DC 20004

Telephone: (202) 942-8400

Telecopy: (202) 942-8484

Approximate date of commencement of proposed sale to public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐            .

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐            .

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

0.50% Convertible Senior Debentures due 2024	$600,000,000(1)	100%(2)	$600,000,000	$76,020

Common Stock, $0.0001 par value per share	23,445,180(3)	(4)	(4)	(4)

(1)	The aggregate principal amount of 0.50% Convertible Senior Debentures due 2024 that were issued by Red Hat, Inc. on January 12, 2004.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(i) under the Securities Act, exclusive of accrued interest, if any.
(3)	The number of shares of Red Hat, Inc. common stock registered hereunder is based on the maximum number of shares of Red Hat, Inc. common stock that are issuable upon conversion of the debentures. Pursuant to Rule 416 under the Securities Act, such number of shares of Red Hat, Inc. common stock registered hereby shall include an indeterminable number of shares of Red Hat, Inc. common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(4)	Pursuant to Rule 457(i) under the Securities Act, no registration fee is payable with respect to shares of Red Hat, Inc. common stock issuable upon conversion of the debentures because no additional consideration will be received by the registrant in connection with the exercise of the conversion privilege.

The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling securityholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling securityholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 11, 2004

PROSPECTUS

RED HAT, INC.

$600,000,000 Principal Amount of 0.50% Convertible Senior Debentures due 2024 and

23,445,180 shares of common stock

Red Hat, Inc. issued an aggregate principal amount of $600 million of 0.50% Convertible Senior Debentures in a private placement on January 12, 2004. This prospectus will be used by the selling securityholders from time to time to resell their debentures and the shares of our common stock issuable upon conversion of the debentures. We will not receive any proceeds from the sale of the debentures or the underlying shares of our common stock offered by this prospectus.

The interest on the debentures accrues from January 12, 2004 at the rate of 0.50% per annum, payable on each January 15 and July 15 beginning on July 15, 2004.

The debentures will mature on January 15, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at the option of our holders. The debentures are convertible into shares of our common stock at an initial conversion rate of 39.0753 shares per $1,000 principal amount of debentures, subject to adjustment.

Holders of the debentures may convert their debentures prior to stated maturity under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ending February 29, 2004, if the sale price of our common stock exceeds 120% of the then current conversion price for a period specified in the prospectus, (2) during any five trading-day period following any debenture measurement period as described in this prospectus in which the average trading price for the debentures for such debenture measurement period was less than 97% of the average conversion value for the debentures for such period, unless, after January 15, 2019, on any trading day during such debenture measurement period the closing sale price of shares of our common stock was between the then current conversion price of the debentures and 120% of the then current conversion price of the debentures, (3) if we call the debentures for redemption or (4) upon the occurrence of certain corporate transactions.

We may redeem the debentures, in cash, at any time, on or after January 15, 2009 at a price equal to 100% of the principal amount, plus accrued and unpaid interest. The holders may redeem the debentures, in cash, at a price equal to 100% of the principal amount plus accrued and unpaid interest on January 15, 2009, January 15, 2014 and January 15, 2019 or at any time prior to their maturity following a repurchase event as described in this prospectus.

The debentures are our senior unsecured obligations and rank equally in priority with all of our existing and future unsecured and unsubordinated indebtedness, senior in right of payment to all of our existing and future subordinated indebtedness, and effectively junior to any of our secured indebtedness to the extent of the assets securing such indebtedness and to the indebtedness and other liabilities of our subsidiaries, including trade creditors.

There is currently no public market for the debentures. The debentures are eligible for trading in the Private Offerings, Resales and Trading Through Automated Linkages, or “PORTAL,” Market. Our common stock is traded on the Nasdaq National Market under the symbol “RHAT.” On May 7, 2004, the last reported closing price of our common stock on Nasdaq was $24.93 per share. You are urged to obtain current market quotations for our common stock. You should read “Material U.S. Federal Income Tax Considerations” beginning on page 51.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2004.

- i -

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in the debentures and the underlying shares of our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section, before making an investment decision.

In this prospectus, unless the context otherwise requires, references to “Red Hat,” “we,” “us,” and “our” refer to Red Hat, Inc. and its subsidiaries. Red Hat® is our registered trademark.

We have not and the selling securityholders have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities.

RED HAT, INC.

We are the global leader in providing an enterprise operating system and related systems management services based on open source technology for the information technology infrastructure requirements of large enterprises. We developed an enterprise operating system, Red Hat Enterprise Linux AS, which we introduced in May 2002. Since the original release, we have added two additional versions of Red Hat Enterprise Linux: Red Hat Enterprise Linux ES and Red Hat Enterprise Linux WS. With these offerings we provide a Red Hat Enterprise Linux operating system that, we believe, is suitable from a price and functionality perspective for a wide range of application areas of the information technology infrastructure of the large enterprise, including the technical/developer workstation, the middle tier of the information technology infrastructure, which includes applications such as database ERP and large file systems, and the data center. Red Hat Network provides an integrated management service that allows Red Hat Enterprise Linux technologies to be updated, configured, provisioned and the performance of these technologies to be monitored in an automated fashion. These technology solutions, and the enterprise technology and systems management offerings that will follow them, reflect our commitment to provide an enterprise-wide infrastructure platform based on open source technology.

Many of the leading independent software vendors to the large enterprise, or ISV’s, have caused their applications to run on the Red Hat Enterprise Linux operating system. We believe that this widespread support from companies such as Oracle (Oracle 9i Database, Oracle 9i Application Server, Oracle E-Business Suite), IBM (WebSphere, DB2, Lotus, Tivoli, Rational), BMC, Computer Associates, EMC/Legato, VERITAS, BEA, SAP, PeopleSoft and Network Appliance among others has increased the market acceptance of the Red Hat Enterprise Linux operating system. In addition, we have signed global strategic agreements with leading global Intel-based server and workstation hardware vendors to the large enterprise, or IHV’s, including Dell, HP, Fujitsu, NEC, Hitachi, Fujitsu Siemens and IBM, all of which have agreed to support Red Hat Enterprise Linux offerings on certain of their Intel-based servers and workstations. In addition, each of these hardware providers has agreed to pre-load Red Hat Enterprise Linux on certain of their Intel-based servers and workstations and sell the hardware and Red Hat Enterprise Linux to their customers as a pre-configured solution. We believe that the distribution of Red Hat Enterprise Linux and our layered infrastructure technologies by these companies will be one of our most critical channels of distribution.

We have developed a complete suite of consulting and training offerings that enable large enterprise customers to capture the significant cost, performance and scalability benefits of our enterprise solutions. We persist in our core belief that the collaborative open source development model is the most effective method to create and deliver high quality software to enterprise customers. We believe that the adoption of Red Hat Enterprise Linux, which is based on open source technology, as a mission critical operating system by the large enterprise, is a significant shift in the computing industry, which has by all accounts continued to gain significant momentum during calendar 2003.

We view Red Hat Enterprise Linux as the foundation upon which we will build an open source architecture for the enterprise. It is our strategy to provide an open source alternative to many of the proprietary infrastructure software applications currently used by large enterprises. However, we believe it is essential to our success that we provide our customers choices at all times, which means that we will aim to ensure that competing proprietary infrastructure software performs as well on our Red Hat Enterprise Linux as any open source infrastructure software that we distribute.

We were incorporated in Connecticut in 1993 under the name ACC Corp, Inc., and subsequently changed our name to Red Hat Software, Inc. in 1995. We reincorporated in Delaware in 1998 and subsequently changed our name to Red Hat, Inc. in 1999. Our principal executive offices are located at 1801 Varsity Drive, Raleigh, North Carolina 27606 and our telephone number at that address is (919) 754-3700. Our website is located at www.redhat.com. The information on our website is not part of this prospectus.

SUMMARY OF THE DEBENTURES

The following summary contains basic information about the debentures and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the debentures, please refer to the section of this prospectus entitled “Description of Debentures.” For purposes of the description of debentures included in this prospectus, references to “the company,” “issuer,” “Red Hat,” “us,” “we” and “our” refer only to Red Hat, Inc. and do not include our subsidiaries.

Maturity	January 15, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at the option of the holders.

Ranking

The debentures are our senior unsecured obligations and rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness and senior to any of our subordinated indebtedness. The debentures are subordinated to our secured indebtedness to the extent of the collateral securing such indebtedness. As of February 29, 2004, we had total secured indebtedness of approximately $1.4 million. The debentures are not guaranteed by any of our subsidiaries and, accordingly, the debentures are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of February 29, 2004, our subsidiaries did not have any indebtedness, excluding intercompany indebtedness and trade payables.

Interest

0.50% per annum interest rate from January 12, 2004 on the principal amount, payable semi-annually on each January 15 and July 15 beginning July 15, 2004 to the holders of record at the close of business on the preceding January 1 and July 1, respectively.

Conversion rights	Holders may convert their debentures into shares of our common stock prior to the stated maturity under the following circumstances:

•	during any fiscal quarter after the fiscal quarter ending February 29, 2004 if the sale price of our common stock exceeds 120% of the then current conversion price for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter;

•	during any five consecutive trading-day period immediately following any five consecutive trading-day period (the “Debenture Measurement Period”) in which the average trading price for the debentures during that Debenture Measurement Period was less than 97% of the average conversion value for the debentures during such period; however, holders may not convert their debentures (in reliance on this subsection) after January 15, 2019 if on any trading day during such Debenture Measurement Period the closing sale price of shares of our common stock was between the then current conversion price of the debentures and 120% of the then current conversion price of the debentures;

•	upon the occurrence of specified corporate transactions; or

•	if we have called the debentures for redemption.

The debentures are convertible into shares of our common stock at an initial conversion rate of 39.0753 shares per $1,000 principal amount of debentures (which represents a conversion price of approximately $25.59 per share) under the conditions and subject to such adjustments as are described under “Description of Debentures—Conversion Rights” and “—Conversion Rate Adjustments.”

Optional redemption

Beginning on January 15, 2009, we may redeem the debentures at any time as a whole, or from time to time in part, at a redemption price in cash equal to 100% of the principal amount of the debentures to be redeemed plus accrued and unpaid interest to, but not including, the redemption date. For more information about redemption of the debentures at our option, see “Description of Debentures—Optional Redemption by Us.”

Repurchase of debentures at the option of holders

Each holder of the debentures may require us to repurchase all or a portion of that holder’s debentures on January 15 of 2009, 2014 and 2019, at a repurchase price in cash equal to 100% of the principal amount of the debentures to be repurchased plus accrued and unpaid interest to, but not including, the date of repurchase. For more information about the purchase of the debentures by us at the option of the holder, see “Description of Debentures—Repurchase of Debentures at Option of Holders—Optional put.”

Repurchase of debentures upon a repurchase event

Upon a “repurchase event” (as defined under “Description of Debentures—Repurchase of Debentures at the Option of Holders—Repurchase of debentures at the option of holders upon a repurchase event”), a holder may require us to repurchase all or a portion of that holder’s debentures no later than 30 days after notice to the holder of such repurchase event. We will pay a repurchase price in cash equal to 100% of the principal amount of such debentures plus accrued and unpaid interest to, but not including, the repurchase date. For more information about the repurchase of the debentures at the option of the holder following a repurchase event, see “Description of Debentures—Repurchase of Debentures at the Option of Holders—Repurchase of debentures at the option of holders upon a repurchase event.”

Use of proceeds	We will not receive any proceeds from the sale of the debentures or shares of our common stock issuable on conversion of the debentures by the selling securityholders.

Registration rights	We have agreed to:

•	file a shelf registration statement with respect to the resale of the debentures and the shares of our common stock issuable upon conversion of the debentures with the SEC within 120 days after the first date of original issuance of the debentures; and

•	use our reasonable best efforts to cause such shelf registration statement to become effective within 210 days after the first date of original issuance of the debentures.

We also have agreed to use our reasonable best efforts to cause the shelf registration statement to remain effective until the earliest of

•	the date when each of the registrable securities covered by the shelf registration statement has been effectively registered under the Securities Act and disposed of;

•	the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act;

•	the date on which all registrable securities have been resold pursuant to Rule 144 under the Securities Act; and

•	the second anniversary of the latest date of issuance of any debentures (including any issuance pursuant to the initial purchaser’s option).

We will be required to pay certain holders liquidated damages if we fail to comply with our obligations to register the debentures and the shares of our common stock issuable upon conversion of the debentures within the specified time periods. See “Description of Debentures—Registration Rights.”

Transfer restrictions

Neither the debentures nor the shares of common stock issuable upon conversion of the debentures have been registered under the Securities Act or the securities laws of any other jurisdiction and are therefore subject to restrictions on transfer. See “Notice to investors.”

DTC eligibility

The debentures were issued in book-entry form and are represented by permanent global debentures deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, no such interest may be exchanged for certificated securities. See “Description of Debentures—Global Debentures, Book-Entry Form.”

Listing and trading	The debentures are eligible for trading on the PORTAL Market. Our common stock is quoted on the Nasdaq National Market under the symbol “RHAT.”

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus, in evaluating us, our business and an investment in the debentures and the underlying shares of our common stock. Any of the following risks, as well as other risks and uncertainties, could seriously harm our business and financial results and cause the value of the debentures and common stock issuable upon conversion of the debentures to decline, which in turn could cause you to lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We may not be able to timely release major product releases and upgrades to our products because we depend on the support of Linux developers not employed by us for improvements and advancement of our Red Hat Enterprise Linux technologies.

We may not be able to release major product releases and upgrades of Red Hat Enterprise Linux on a timely basis because the heart of Red Hat Enterprise Linux, the Linux kernel, is maintained by third parties. Linus Torvalds, the original developer of the Linux kernel, and a small group of engineers, many of whom are not employed by us, are primarily responsible for the development and evolution of the Linux kernel. If this group of developers fails to further develop the Linux kernel or if Mr. Torvalds or prominent Linux developers who are members of this group and are currently employed by us were to join one of our competitors, no longer be employed by us or no longer work on the Linux kernel, we would have to either rely on another party to further develop the kernel or develop it ourselves. We cannot predict whether enhancements to the kernel would be available from reliable alternative sources. We could be forced to rely to a greater extent on our own development efforts, which would increase our development expenses and may delay our product release and upgrade schedules. In addition, any failure on the part of the kernel developers to further develop and enhance the kernel could stifle the development of additional Linux-based applications.

If we fail to continue to establish and maintain strategic distribution and other collaborative relationships with industry-leading companies, we may not be able to attract and retain a larger customer base.

Our success depends in part on our ability to continue to establish and maintain strategic distribution and other collaborative relationships with industry-leading hardware manufacturers (such as Hewlett-Packard, Dell, IBM, Fujitsu and others), distributors, software vendors (such as Oracle) and enterprise solutions providers. These relationships allow us to offer our products and services to a much larger customer base than we would otherwise be able to through our direct sales and marketing efforts. We may not be able to maintain these relationships or replace them on attractive terms. In addition, our existing strategic relationships do not, and any future strategic relationships may not, afford us any exclusive marketing or distribution rights. As a result, many of the companies with which we have strategic alliances pursue alternative technologies and develop alternative products and services in addition to or in lieu of our products and services, either on their own or in collaboration with others, including our competitors. Moreover, we cannot guarantee that the companies with which we have strategic relationships will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing, and technical support.

If third-party enterprise software application providers do not continue to make their new applications compatible with our Linux-based operating systems, our software will cease to be competitive.

Our products will not be competitive unless new enterprise software applications continue to be compatible with our Linux-based operating systems. We intend to encourage the development of additional applications that operate on Linux-based operating systems by attracting third-party developers to the Linux platform, providing open source tools to create these applications and maintaining our existing developer relationships through marketing and technical support for third-party developers. If we are not successful in achieving these goals, however, our products will not be competitive and our sales growth will be adversely affected.

We may be unable to predict the future course of open source technology development, which could reduce the market appeal of our products and damage our reputation.

We do not exercise control over many aspects of the development of open source technology. Different groups of open source software programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we adopt new technology and incorporate it into our products and competing technology becomes more widely used or accepted, the market appeal of our products may be reduced and that could harm our reputation, diminish the Red Hat brand and result in decreased revenue.

Because of characteristics of open source software, there are few technology barriers to entry in the open source market by new competitors.

One of the characteristics of open source software is that anyone can modify the existing software or develop new software that competes with existing open source software. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for a competitor with greater resources than ours to develop its own open source operating system solution, potentially reducing the demand for our solutions.

We have entered into and may continue to enter into or seek to enter into business combinations and acquisitions, which may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

We have acquired several businesses, including, most recently, Sistina Software, Inc. on December 23, 2003. As part of our business strategy, we may enter into additional business combinations and acquisitions in the future. We have limited experience in making acquisitions. In addition, acquisitions are typically accompanied by a number of risks, including:

•	the difficulty of integrating the operations and personnel of the acquired companies;

•	the maintenance of acceptable standards, controls, procedures and policies;

•	the potential disruption of our ongoing business and distraction of management;

•	the impairment of relationships with employees and customers as a result of any integration of new management and other personnel;

•	the inability to maintain a relationship with customers of the acquired business;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	the potential failure to achieve the expected benefits of the combination or acquisition;

•	expenses related to the acquisition;

•	potential unknown liabilities associated with acquired businesses; and

•	unanticipated expenses related to acquired technology and its integration into existing technology.

If we are not successful in completing acquisitions that we may pursue in the future, we would be required to reevaluate our growth strategy and we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete the acquisitions. In addition, with future acquisitions, we could use substantial portions of our available cash as all or a portion of the purchase price. We could also issue additional securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution, or incur substantial debt. Any future acquisitions may not generate additional revenue for us.

If we fail to effectively manage our growth, our operations and financial results could be adversely affected.

We have expanded our operations rapidly in recent years. For example, our aggregate revenues increased from approximately $90.9 million for the year ended February 28, 2003 to approximately $126.1 million for the year ended February 29, 2004. As of March 31, 2004, we had 681 employees, up from 566 as of March 31, 2003. In addition, we continue to explore ways to extend our product and service offerings, and geographic reach. Our growth has placed and may continue to place a strain on our management systems, information systems, resources and internal controls. Our ability to successfully offer products and services and implement our business plan requires adequate information systems and resources and oversight from our senior management. We have, with our audit committee, undertaken to review and improve our financial and managerial controls, reporting systems and procedures. We will need to continue to modify and improve these controls, systems and procedures and other internal controls and compliance procedures as we continue to grow and expand our business. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively. If we are unable to manage our growth and improve our controls, systems and procedures, our operations and financial results could be adversely affected.

RISKS RELATED TO LEGAL UNCERTAINTY

We could be prevented from selling or developing our software if the GNU General Public License and similar licenses under which our products are developed and licensed are not enforceable.

The Linux kernel and the Red Hat Linux operating system have been developed and licensed under the GNU General Public License and similar open source licenses. These licenses state that any program licensed under them may be liberally copied, modified and distributed. The GNU General Public license is a subject of litigation in the case of The SCO Group, Inc. v. International Business Machines Corp., pending in the United States District Court for the District of Utah. It is possible that a court would hold these licenses to be unenforceable in that litigation or that someone could assert a claim for proprietary rights in a program developed and distributed under them. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be liberally copied, modified or distributed, would have the effect of preventing us from selling or developing our products.

Our subscription-based contract model may encounter customer resistance.

The subscription agreement for Red Hat Enterprise Linux requires customers to agree to a subscription for our systems management services for each machine on which they deploy Red Hat Enterprise Linux. At the same time, the subscription agreement places no restriction on the customer’s right to redistribute Red Hat Enterprise Linux. While we believe this practice fully complies with the requirements of the GNU General Public License, and while we have reviewed this practice with the Free Software Foundation, the organization that maintains and provides interpretations of the GNU General Public license, we may still encounter customer resistance to this distribution model. To the extent we are unsuccessful in promoting or defending this distribution model, our business and operating results could be materially and adversely affected.

If our products are found to infringe third-party intellectual property rights, we could be required to redesign our products, replace components of our products or enter into license agreements with third parties.

We have committed to all of our customers with valid, registered Red Hat Enterprise subscriptions that if any portion of our Red Hat Enterprise Linux product is found to infringe any third party intellectual property rights we will, at our expense and option: (i) obtain the right for the customer to continue to use the product consistent with their subscription agreement with us; (ii) modify the product so that it is non-infringing; or (iii) replace the infringing component with a non-infringing component. Although we cannot predict whether we will need to satisfy this commitment, and although our subscription agreements typically state that our liability thereunder shall not exceed the amount a customer paid to us during the previous 12 months, satisfying the commitment could be costly and time consuming and could materially and adversely affect our financial results. In addition, our insurance policies may not adequately cover our exposure to this type of claim.

We are vulnerable to claims that our products infringe third-party intellectual property rights because our products are comprised of distinct software components, many of which are developed by numerous independent parties, and an adverse legal decision affecting our intellectual property could materially harm our business.

We are vulnerable to claims that our products infringe third-party intellectual property rights because our products are comprised of distinct software components, many of which are developed by numerous independent parties. Claims for infringement of intellectual property rights may be filed and may seek damages and injunctive relief. In particular, third parties may assert claims for infringement or claims based on trade secret theories. The risk of infringement claims is exacerbated by the fact that much of the code in our products is developed by numerous independent parties over whom we exercise no supervision or control. It is further exacerbated by our lack of access to unpublished software patent applications. Claims of infringement could require us to seek to obtain licenses from third parties in order to continue offering our products, reengineer our products, or discontinue the sale of our products in the event reengineering could not be accomplished on a timely basis.

SCO Group, Inc., or SCO, has publicly alleged that certain Linux kernels contain unauthorized UNIX code or derivative works. On August 4, 2003, we filed a complaint against SCO in the United States District Court for the District of Delaware seeking, among other things, a declaratory judgment that we are not infringing any of SCO’s intellectual property rights. SCO moved to dismiss the complaint and, to date, has not asserted a claim of infringement against us. Uncertainty concerning SCO’s allegations, regardless of their merit, could adversely affect sales of our products. If SCO were to prevail in this or other actions related to their claims regarding Linux, our business could be materially and adversely affected.

Defending patent infringement, copyright infringement and/or trade secret claims, even claims without significant merit, can be expensive. An adverse legal decision affecting our intellectual property could materially harm our business.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

Despite testing by ourselves and our customers, errors have been and may continue to be found in our products after commencement of commercial shipments. This risk is exacerbated by the fact that much of the code in our products is developed by independent parties over whom we exercise no supervision or control. If errors are discovered, we may have to make significant expenditures of capital to eliminate them and may not be able to successfully correct them in a timely manner or at all. Errors and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation and our ability to convince commercial users of the benefits of Linux-based operating systems and other open source software products.

In addition, failures in our products could cause system failures for our customers who may assert warranty and other claims for substantial damages against us. Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. In addition, our insurance policies may not adequately limit our exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend.

Our efforts to protect our trademarks may not be adequate to prevent third parties from misappropriating our intellectual property rights.

Our most valuable intellectual property is our collection of trademarks. The protective steps we have taken in the past have been, and may in the future continue to be, inadequate to deter misappropriation of our trademark rights. Although we do not believe that we have suffered any material harm from misappropriation to date, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our trademark rights in a timely manner. We have registered some of our trademarks in the Americas, Europe, Asia and Australia and have other trademark applications pending in each of those regions. Effective trademark protection may not be available in every country in which we offer or intend to offer our products and services. Failure to adequately protect our trademark rights could damage or even destroy the Red Hat brand and impair our ability to compete effectively. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

RISKS RELATED TO OUR FINANCIAL RESULTS AND CONDITION

We have incurred substantial net losses on a GAAP basis in the past and may not be able to maintain profitability.

We have incurred net losses in seven of our previous nine fiscal years. As of February 29, 2004, we had an accumulated deficit of $276.4 million. While we have achieved profitability in fiscal 2004 of $14.0 million, we cannot be certain that we will be able to sustain profitability. Failure to remain profitable may adversely affect the market price of our common stock and our ability to raise capital and continue operations.

You should not rely on our quarterly results of operations as an indication of our future results.

Due to the unpredictability of the technology spending environment, our revenue and operating results have fluctuated and may continue to fluctuate from quarter to quarter. We base our current and projected future expense levels in part on our estimates of future revenue. Our expenses are, to a large extent, fixed in the short term. We may not be able to adjust our spending quickly enough to protect our projected operating results for a quarter if our revenue in that quarter falls short of our expectations. If our future operating results fall below expectations of securities analysts or investors, the market price of our common stock may decline.

We may not be able to effectively attract additional enterprise customers and preserve relationships with current enterprise customers, which could adversely affect revenue.

Historically, we focused our sales and marketing efforts on product sales to individuals. In late fiscal 2002, we began to focus the predominant portion of our sales and marketing efforts on expanding our enterprise customer base. To this end, we have invested extensively to attract enterprise customers. While we have been successful to date in acquiring large enterprise customers, if we are unsuccessful in gaining additional large enterprise customers in the future or in securing subscription renewals from existing enterprise customers, it will adversely affect our future revenue. In addition, while our subscription agreements generally provide for renewals at prices that are the same as those in effect during the initial term or at then current list prices, there can be no assurance that customers will renew their subscription agreements at the end of the initial or any renewal term or that customers will not seek to condition any renewal on reduced prices. Any failure to obtain customer renewals, or reduction in prices upon renewal, could reduce future revenues.

We may not be able to continue to attract capable management personnel.

Over the past three years we have built our management team during a time of significant unemployment and downturn in the technology sector. This has given us the opportunity to attract highly capable management personnel. However, our ability to retain key management personnel or hire capable new management personnel as we grow may be challenged if the technology sector rebounds and/or if companies with more generous compensation packages or greater perceived growth opportunities compete for the same personnel.

We depend on our key personnel.

Our future success depends on the continued services of a number of key officers, including our Chief Executive Officer and President, Matthew J. Szulik, our Executive Vice President-Engineering, Paul Cormier, our Chief Financial Officer, Kevin B. Thompson and our Executive Vice President—Worldwide Sales, Alex

Pinchev. The loss of the technical knowledge and industry expertise of any of these individuals could seriously impede our success. Moreover, the loss of one or a group of our key employees, particularly to a competitor, and any resulting loss of customers could reduce our market share and diminish the Red Hat brand.

We may lack the financial and operational resources needed to increase our market share and compete effectively with Unix operating systems providers, Microsoft, other established operating systems developers, software development tools developers, and certain infrastructure service providers.

In the market for operating systems, we face significant competition from larger companies with greater financial resources and name recognition than we have. These competitors, which offer hardware-independent multi-user operating systems for Intel platforms and/or UNIX-based operating systems, include Microsoft, Novell, IBM, Sun Microsystems, Hewlett-Packard and Unisys. In the future, these competitors may develop and market a competing open source operating system.

As we increase our services offerings, we may face competition from larger companies that currently provide service and training related to the Linux operating system as well as other operating systems, particularly UNIX-based operating systems, due to the fact that Linux-and UNIX-based operating systems share many common features. These companies, including IBM and Hewlett-Packard, may be able to leverage their existing service organizations and provide higher levels of consulting and training on a more cost-effective basis than we can. We may not be able to compete successfully with current or potential competitors.

We may not be able to meet the operational and financial challenges that we will encounter as our international operations, which represented approximately 31% of our total revenues for the year ended February 29, 2004, continue to expand.

Our international operations have grown from 30% of our total revenue for the year ended February 28, 2003 to 31% of our total revenue for the year ended February 29, 2004. As we expand our international operations, we will face a number of additional challenges associated with the conduct of business overseas. For example:

•	we may have difficulty managing and administering a globally-dispersed business;

•	fluctuations in exchange rates may negatively affect our operating results;

•	we have to comply with a wide variety of foreign laws;

•	we may not be able to adequately protect our intellectual property rights overseas due to the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;

•	export controls and times of crisis could prevent us from shipping our products into and out of certain markets;

•	changes in import/export duties and quotas could affect the competitive pricing of our products and services and reduce our market share in some countries; and

•	economic or political instability in some international markets could result in the forfeiture of some foreign assets and the loss of sums spent developing and marketing those assets.

RISKS RELATED TO AN INVESTMENT IN THE DEBENTURES

Our stock price has been volatile historically and may continue to be volatile. The price of our common stock, and therefore the price of the debentures, may fluctuate significantly, which may make it difficult for holders to resell the debentures or the shares of our common stock issuable upon conversion of the debentures when desired or at attractive prices.

The market price for our common stock has been and may continue to be volatile. For example, during the 52-week period ended April 30, 2004, the closing prices of our common stock as reported on the Nasdaq

National Market ranged from a high of $26.25 to a low of $5.97. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations or new products or services by us or our competitors;

•	announcements relating to strategic relationships, acquisitions or investments;

•	changes in financial estimates or other statements by securities analysts;

•	changes in general economic conditions;

•	announcements by us or others related to Linux;

•	terrorist attacks, and the effects of war;

•	changes in the rating of our debentures, if they are rated in the future, or other securities;

•	changes in the economic performance and/or market valuations of other software and high-technology companies; and

•	potential adverse developments in litigation concerning open source software generally and Linux in particular.

Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and the trading prices of our securities could decline as a result. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many high-technology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public’s perception of open source software companies, or software companies in general, could depress our stock price regardless of our operating results. Because the debentures are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the debentures. Holders who receive common stock upon conversion of the debentures also will be subject to the risk of volatility and depressed prices of our common stock.

We expect that the trading value of the debentures will be significantly affected by the price of our common stock.

The market price of the debentures is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the debentures than would be expected for nonconvertible debt securities we issue.

Our debt service obligations may adversely affect our cash flow.

While the debentures are outstanding, we will have debt service obligations on the debentures of approximately $2.5 million per year in interest payments. If the initial purchaser exercises its option to purchase additional debentures, or if we issue other debt securities in the future, our debt service obligations will increase. If we are unable to generate sufficient cash to meet these obligations and must instead use our existing cash or investments, we may have to reduce, curtail or terminate other activities of our business.

We intend to fulfill our debt service obligations from cash generated by our operations, if any, and from our existing cash and investments. If necessary, among other alternatives, we may add lease lines of credit to finance capital expenditures and obtain other long-term debt, lines of credit and mortgage financing.

Our indebtedness could have significant negative consequences to holders. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	require the dedication of a substantial portion of any cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	place us at a competitive disadvantage relative to our competitors with less debt.

The debentures are effectively subordinated to all liabilities of our subsidiaries and to our secured debt.

None of our subsidiaries will guarantee our obligations under, or have any obligation to pay any amounts due on, the debentures. As a result, the debentures will be effectively subordinated to all liabilities of our subsidiaries. Our rights and the rights of our creditors, including holders of the debentures, to participate in the assets of any of our subsidiaries upon their liquidation or recapitalization will generally be subject to the prior claims of those subsidiaries’ creditors. At February 29, 2004, our subsidiaries did not have any indebtedness, excluding intercompany indebtedness and trade payables. In addition, the debentures are not secured by any of our assets or those of our subsidiaries. As a result, the debentures will be subordinated to any secured debt we have currently or may incur in the future, in each case to the extent of the collateral securing such indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, holders of our secured debt may assert rights against any assets securing such debt in order to receive full payment of their debt before those assets may be used to pay the holders of the debentures. At February 29, 2004, we had total secured indebtedness of approximately $1.4 million.

The debentures do not restrict our ability to incur additional debt or to take other actions that could negatively impact holders of the debentures.

Neither we nor our subsidiaries are restricted under the terms of the debentures from incurring additional indebtedness, including secured debt. In addition, the limited covenants applicable to the debentures do not require us or our subsidiaries to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability and the ability of our subsidiaries to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the debentures could have the effect of diminishing our or our subsidiaries’ ability to make payments on the debentures when due. In addition, neither we nor our subsidiaries are restricted from repurchasing subordinated indebtedness or common stock by the terms of the debentures.

Resales of the debentures and the shares of our common stock issuable upon conversion of the debentures are subject to significant restrictions.

Neither the debentures nor the shares of common stock issuable upon conversion of the debentures have been registered under the Securities Act or any state securities laws. As a result, they may be offered or sold only if:

•	an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws applies to the circumstances of the sale; or

•	a registration statement covering the resale of these securities is filed with the SEC and declared effective.

Although we are required to register resales of the debentures and the shares of our common stock issuable upon conversion of the debentures, the registration statement may not be available to holders at all times. In addition, selling security holders may be subject to certain restrictions and potential liability under the Securities Act.

If holders are able to resell their debentures, many other factors may affect the price they receive, which may be lower than they believe to be appropriate.

If holders are able to resell their debentures, the price they receive will depend on many other factors that may vary over time, including:

•	the number of potential buyers;

•	the level of liquidity of the debentures;

•	ratings published by major credit rating agencies;

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally;

•	the market for similar securities;

•	the market price of our common stock;

•	the redemption and repayment features of the debentures to be sold; and

•	the time remaining to the maturity of the debentures.

As a result of these factors, holders may only be able to sell their debentures at prices below those they believe to be appropriate, including prices below the price they paid for them.

Securities we issue could dilute holders’ ownership.

We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of our current stockholders will be reduced and the new equity securities may have rights prior to those of the common stock issuable upon conversion of the debentures. We may not obtain sufficient financing on terms that are favorable to holders or us. We may delay, limit or eliminate some or all of our proposed operations if adequate funds are not available. We may also issue equity securities as consideration for acquisitions we may make.

The conditional conversion feature of the debentures could result in holders receiving less than the value of the common stock into which a debenture would otherwise be convertible.

The debentures are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, holders will not be able to convert their debentures, and they may not be able to receive the value of the common stock into which the debentures would otherwise be convertible.

We may not be able to repurchase the debentures.

Holders may require us to repurchase all or a portion of their debentures on certain dates or in the event of a repurchase event. We may not have enough funds to pay the repurchase price on a purchase date or in the event of a repurchase event. Any future credit agreements or other debt agreements (including other senior indebtedness) to which we become a party may provide that our obligation to redeem or repurchase the debentures would be an event of default under such agreement. As a result, we may be restricted or prohibited from repurchasing or redeeming the debentures. If we are prohibited from repurchasing or redeeming the debentures, we could seek the consent of then-existing lenders to repurchase or redeem the debentures or we could attempt to refinance the borrowings that contain such prohibition. If we are unable to obtain a consent or refinance the debt, we could not repurchase or redeem the debentures. Our failure to redeem or repurchase tendered debentures would constitute a default under the indenture and might constitute a default under the terms of other indebtedness that we incur. The term “repurchase event” is limited to certain specified transactions and events and may not include other events that might adversely affect our financial condition. Our obligation to repurchase the debentures upon a repurchase event would not necessarily afford holders of debentures protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We cannot assure holders that a trading market will develop for the debentures.

There is currently no trading market for the debentures. We have been informed by the initial purchaser that it intends to make a market in the debentures after the offering is completed, but it may cease doing so at any time. In addition, the liquidity of the trading market in the debentures, and the market price quoted for the debentures, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. In addition, such market-making activities will be subject to limits imposed by the Securities Act and the Exchange Act. As a result, we cannot assure holders that even if there is a trading market for the debentures it will provide enough liquidity for them to sell their debentures.

The debentures may not be rated or may receive a lower rating than anticipated.

We believe it is unlikely that the debentures will be rated. However, if one or more rating agencies rates the debentures and assigns the debentures a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the debentures and our common stock would be harmed.

Our management will have broad discretion to allocate the proceeds from our sale of the debentures.

We intend to use the net proceeds from our sale of the debentures for general corporate purposes, including possible acquisitions of complementary businesses and technologies and the expansion of our international operations. We are not currently able to estimate the precise allocation of the net proceeds, and the timing and amount of expenditures will vary depending upon numerous factors.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our historical ratios of earnings to fixed charges for the periods indicated:

	Fiscal Years ended February 28 or 29,
	2004		2003		2002		2001		2000
Ratio (1)	1.78	x	(4.12	)x	(183.74	)x	(186.69	)x	(175.27	)x
Deficiency	$—		$(6,599)		$(140,216)		$(86,715)		$(42,427)

(1)	Computed by dividing pre-tax net income before fixed charges by fixed charges. Fixed charges means the sum of the following:

•	interest expense,

•	amortized premiums, discounts and capitalized expenses related to indebtedness, and

•	an estimate of the interest within rental expense.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the debentures or the shares of our common stock issuable upon conversion of the debentures by the selling securityholders.

The selling securityholders will pay any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, if any, and fees and expenses of our counsel and our accountants.

SELLING SECURITYHOLDERS

We issued the debentures covered by this prospectus in a private placement on January 12, 2004. The debentures were resold by the initial purchaser to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees, donees or their successors, may offer and sell the debentures and the shares of our common stock into which the debentures are convertible pursuant to this prospectus.

The following table sets forth certain information about the selling securityholders and the principal amount of debentures and the shares of our common stock into which the debentures are convertible beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based solely on information provided by or on behalf of the following selling securityholders to us in a questionnaire and is as of the date specified by the securityholders in those questionnaires.

Full Legal Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned That May Be Sold (1)	Shares of Red Hat Common Stock Beneficially Owned Upon Conversion of the Debentures (1)	Debentures Owned After Completion of the Offering (2)	Shares of Red Hat Common Stock Owned After Completion of the Offering (2)
AG Domestic Convertibles, L.P.	5,700,000	222,729	—	—
AG Offshore Convertibles, Ltd.	13,300,000	519,701	—	—
Akanthos Arbitrage Master Fund, L.P.	10,000,000	390,753	—	—
Alexian Brothers Medical Center	55,000	2,149	—	—
Aloha Airlines Non-Pilots Pension Trust	35,000	1,367	—	—
Aloha Pilots Retirement Trust	20,000	781	—	—
American AAdvantage Funds	145,000	5,665	—	—
Arbitex Master Fund L.P.	15,200,000	593,944	—	—
Arkansas PERS	355,000	13,871	—	—
Arkansas Teacher Retirement	3,325,000	129,925	—	—
AstraZeneca Holdings Pension	110,000	4,298	—	—
Attorney’s Title Insurance Fund	20,000	781	—	—
Aventis Pension Master Trust	165,000	6,447	—	—
Baptist Health of South Florida	455,000	17,779	—	—
Barclays Global Investors Diversified Alpha Plus Funds	733,000	28,642	—	—
BNP Paribas Arbitrage	3,700,000	144,578	—	—
Boilermaker—Blacksmith Pension Trust	875,000	34,190	—	—

Full Legal Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned That May Be Sold (1)	Shares of Red Hat Common Stock Beneficially Owned Upon Conversion of the Debentures (1)	Debentures Owned After Completion of the Offering (2)	Shares of Red Hat Common Stock Owned After Completion of the Offering (2)
Boilermakers Blacksmith Pension Trust	220,000	8,596	—	—
BP Amoco PLC Master Trust	1,136,000	44,389	—	—
C & H Sugar Company Inc.	45,000	1,758	—	—
Calamos Global Growth & Income Fund—Calamos Investment Trust	670,000	26,180	—	—
Calamos Growth & Income Fund—Calamos Investment Trust	16,775,000	655,488	—	—
Calamos Growth & Income Portfolio—Calamos Advisors Trust	125,000	4,884	—	—
Calamos Market Neutral Fund—Calamos Investment Trust	2,500,000	97,688	—	—
Canyon Capital Arbitrage Master Fund, Ltd.	14,250,000	556,823	—	—
Canyon Value Realization Fund, L.P.	7,125,000	278,411	—	—
Canyon Value Realization MAC 18, Ltd. (RMF)	2,850,000	111,364	—	—
CEMEX Pension Plan	85,000	3,321	—	—
Cheyne Fund L.P.	5,408,000	211,319	—	—
Cheyne Leveraged Fund L.P.	3,908,000	152,706	—	—
CIP Limited Duration Company	120,000	4,689	—	—
Citadel Credit Trading Ltd.	7,575,000	295,995	—	—
Citadel Equity Fund Ltd.	42,925,000	1,677,307	—	—
Citigroup Global Markets Inc.	1,750,000	68,381	—	—
City of Knoxville Pension System	175,000	6,838	—	—
CNH CA Master Account, L.P.	2,000,000	78,150	—	—
Concordia Mac29 Limited	500,000	19,537	—	—
Consulting Group Capital Markets Funds	800,000	31,260	—	—
Credit Suisse First Boston LLC	8,050,000	314,556	—	—
CS Alternative Strategy Ltd.	64,000	2,500	—	—
DB Equity Opportunities Master Portfolio Ltd.	7,400,000	289,157	—	—
DEAM Convertible Arbitrage	3,700,000	144,578	—	—
Delaware PERS	350,000	13,676	—	—
Delta Airlines Master Trust	750,000	29,306	—	—
Delta Airlines Master Trust	90,000	3,516	—	—
Delta Pilots Disability and Survivorship Trust	260,000	10,159	—	—
DKR SoundShore Opportunity Holding Fund Ltd.	3,500,000	136,763	—	—
DKR SoundShore Strategic Holding Fund Ltd.	2,000,000	78,150	—	—
Dorinco Reinsurance Company	500,000	19,537	—	—
Duke Endowment	60,000	2,344	—	—
Engineers Joint Pension Fund	305,000	11,917	—	—
Evergreen Equity Income Fund	4,000,000	156,301	—	—

Full Legal Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned That May Be Sold (1)	Shares of Red Hat Common Stock Beneficially Owned Upon Conversion of the Debentures (1)	Debentures Owned After Completion of the Offering (2)	Shares of Red Hat Common Stock Owned After Completion of the Offering (2)
Family Service Life Insurance Co.	100,000	3,907	—	—
Forest Fulcrum Fund L.P.	1,368,000	53,455	—	—
Forest Global Convertible Fund, Ltd., Class A-5	5,391,000	210,654	—	—
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	2,088,000	81,589	—	—
Froley Revy Investment Convertible Security Fund	30,000	1,172	—	—
FrontPoint Convertible Arbitrage Fund, L.P.	3,750,000	146,532	—	—
Goldman Sachs & Co.	24,500,000	957,344	—	—
Grace Brothers, Ltd.	2,000,000	78,150	—	—
Grace Convertible Arbitrage Fund, Ltd.	7,500,000	293,064	—	—
Guardian Life Insurance Co. of America	3,700,000	144,578	—	—
Guardian Pension Trust	200,000	7,815	—	—
Guggenheim Portfolio Co. XV, LLC	2,000,000	78,150	—	—
Hawaiian Airlines Employees Pension Plan-IAM	10,000	390	—	—
Hawaiian Airlines Pension Plan for Salaried Employees	5,000	195	—	—
Hawaiian Arlines Pilots Retirement Plan	30,000	1,172	—	—
HFR CA Global Opportunity Master Trust	494,000	19,303	—	—
HFR RVA Select Performance Master Trust	325,000	12,699	—	—
Hillbloom Foundation	15,000	586	—	—
Hotel Union & Hotel Industry of Hawaii Pension Plan	258,000	10,081	—	—
ICI American Holdings Trust	85,000	3,321	—	—
Innovest Finanzdienstle	1,295,000	50,602	—	—
Institutional Benchmarks Master Fund Ltd.	1,623,000	63,419	—	—
Intl Truck & Engine Corp Retirement Plan for Salaried Employee’s Trust	975,000	38,098	—	—
Intl. Truck & Engine Corp Non Contributory Retirement Plan Trust	650,000	25,398	—	—
Jefferies & Company Inc.	5,000	195	—	—
JMG Capital Partners, L.P.	4,850,000	189,515	—	—
JMG Triton Offshore Fund, Ltd.	4,850,000	189,515	—	—
KBC Convertible MAC28 Fund	1,800,000	70,335	—	—

Full Legal Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned That May Be Sold (1)	Shares of Red Hat Common Stock Beneficially Owned Upon Conversion of the Debentures (1)	Debentures Owned After Completion of the Offering (2)	Shares of Red Hat Common Stock Owned After Completion of the Offering (2)
KBC Convertible Opportunities Fund	11,600,000	453,273	—	—
KBC Financial Products USA Inc.	3,800,000	148,486	—	—
KBC Multi-Strategy Arbitrage Fund	5,600,000	218,821	—	—
KeySpan Foundation	75,000	2,930	—	—
Knoxville Utilities Board Retirement System	85,000	3,321	—	—
LDG Limited	128,000	5,001	—	—
Lexington Vantage Fund c/o TQA Investors, L.L.C.	32,000	1,250	—	—
LLT Limited	424,000	16,567	—	—
Lord Abbett Investment Trust—LA Convertible Fund	1,625,000	63,497	—	—
Louisiana Workers’ Compensation Corporation	230,000	8,987	—	—
Lyxor Master Fund	300,000	11,722	—	—
Lyxor/Concordia Convertible Arbitrage Fund	500,000	19,537	—	—
Macomb County Employees’ Retirement System	190,000	7,424	—	—
Man Convertible Bond Master Fund, Ltd.	9,393,000	367,034	—	—
McMahan Securities Co. L.P.	500,000	19,537	—	—
Melody IAM Fund	1,000,000	39,075	—	—
MLQA Convertible Securities Arbitrage Ltd.	5,000,000	195,376	—	—
Morgan Stanley Convertible Securities Trust	2,200,000	85,965	—	—
MSD TCB, L.P.	83,450,000	3,260,833	—	—
National Fuel & Gas Company Retirement Plan	550,000	21,491	—	—
Nicholas-Applegate Capital Management Convertible Mutual Fund	525,000	20,514	—	—
Nisswa Master Fund Ltd.	3,000,000	117,225	—	—
Nuveen Preferred & Convertible Fund JQC	1,750,000	68,381	—	—
Oxford, Lord Abbett & Co.	1,775,000	69,358	—	—
Pioneer High Yield Fund	4,000,000	156,301	—	—
Pioneer U.S. High Yield Corp. Bond Sub Fund	1,000,000	39,075	—	—
Piper Jaffray Companies	10,000,000	390,753	—	—
Polygon Global Opportunities Master Fund	14,000,000	547,054	—	—
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	400,000	15,630	—	—

Full Legal Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned That May Be Sold (1)	Shares of Red Hat Common Stock Beneficially Owned Upon Conversion of the Debentures (1)	Debentures Owned After Completion of the Offering (2)	Shares of Red Hat Common Stock Owned After Completion of the Offering (2)
Prisma Foundation	75,000	2,930	—	—
Prudential Insurance Co. of America	25,000	976	—	—
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	18,500,000	722,893	—	—
Ramius Capital Group	1,000,000	39,075	—	—
Ramius Master Fund, Ltd.	2,000,000	78,150	—	—
RCG Latitude Master Fund, Ltd.	7,000,000	273,527	—	—
RCG Multi Strategy Master Fund, Ltd.	3,000,000	117,225	—	—
Relay 11 Holdings Co.	292,000	11,409	—	—
S.A.C. Capital Associates, LLC	15,000,000	586,129	—	—
San Diego City Retirement	665,000	25,985	—	—
San Diego County Convertible	1,400,000	54,705	—	—
SCI Endowment Care Common Trust Fund—First Union	25,000	976	—	—
SCI Endowment Care Common Trust Fund—National Fiduciary Services	100,000	3,907	—	—
SCI Endowment Care Common Trust Fund—Suntrust	55,000	2,149	—	—
SG Cowen Securities Corp.	2,500,000	97,688	—	—
Southern Farm Bureau Life Insurance	135,000	5,275	—	—
Sphinx Convertible Abritrage SPC	353,000	13,793	—	—
Sphinx Convertible Arb Fund SPC	438,000	17,114	—	—
Sphinx Fund c/o TQA Investors, L.L.C.	80,000	3,126	—	—
SPT	1,105,000	43,178	—	—
SSI Blended Market Neutral L.P.	511,000	19,967	—	—
SSI Hedged Convertible Market Neutral L.P.	1,003,000	39,192	—	—
St. Thomas Trading, Ltd.	15,607,000	609,848	—	—
State of Oregon/Equity	1,075,000	42,005	—	—
State of Oregon/SAIF Corporation	775,000	30,283	—	—
Sterling Invest Co.	65,000	2,539	—	—
Syngenta AG	60,000	2,344	—	—
Teachers Insurance and Annuity Association of America	5,000,000	195,376	—	—
The California Wellness Foundation	270,000	10,550	—	—
The Canyon Value Realization Fund (Cayman), Ltd.	19,475,000	760,991	—	—
The Cockrell Foundation	45,000	1,758	—	—
The Dow Chemical Company Employees’ Retirement Plan	1,455,000	56,854	—	—
The Fondren Foundation	95,000	3,712	—	—
Total Fina Elf Finance USA, Inc.	300,000	11,722	—	—

Full Legal Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned That May Be Sold (1)	Shares of Red Hat Common Stock Beneficially Owned Upon Conversion of the Debentures (1)	Debentures Owned After Completion of the Offering (2)	Shares of Red Hat Common Stock Owned After Completion of the Offering (2)
TQA Master Fund, Ltd.	1,249,000	48,805	—	—
TQA Master Plus Fund, Ltd.	1,908,000	74,555	—	—
UBS O’Connor LLC f/b/o O’Connor Global Convertible Artbitrage Master Ltd.	8,000,000	312,602	—	—
Union Carbide Retirement Account	745,000	29,111	—	—
United Food and Commercial Workers Local 1262 and Employers Pension Fund	400,000	15,630	—	—
Univar USA Inc. Retirement Plan	200,000	7,815	—	—
US Bank FBO Benedictine Health Systems	55,000	2,149	—	—
Van Kampen Harbor Fund	3,300,000	128,948	—	—
Viacom Inc. Pension Plan Master Trust	26,000	1,015	—	—
Wake Forest University	340,000	13,285	—	—
Wyoming State Treasurer	690,000	26,961	—	—
Xavex Convertible Arbitrage 4 Fund	232,000	9,065	—	—
Xavex Convertible Arbitrage 7 Fund c/o TQA Investors, L.L.C.	309,000	12,074	—	—
Zurich Institutional Benchmarks Master Fund Ltd.	800,000	31,260	—	—
Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, L.L.C.	294,000	11,488	—	—
Other (3)(4)	52,775,000	2,062,270	—	—

Total	$600,000,000	23,445,180	—	—

(1)	Assumes conversion of all the securityholders’ debentures at the initial conversion rate of 39.0753 shares of common stock per $1,000 principal amount of debentures. However, the conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)	We do not know when or in what amounts a selling securityholder may offer the debentures or shares for sale. The selling securityholders might not sell any or all of the debentures or shares offered by this prospectus. Because the selling securityholders may offer all or some of the debentures or shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the debentures or shares, we cannot estimate the number of the debentures or shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the debentures or shares covered by this prospectus will be held by the selling securityholders.

(3)	Information about other selling securityholders will be set forth in prospectus supplements or amendments to this prospectus, if required.

(4)	Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any shares of our common stock other than the shares of our common stock issuable upon conversion of the debentures.

None of the selling securityholders has held any position or office with, or has otherwise had a material relationship with us, or any of our subsidiaries, within the past three years. From time to time the selling securityholders may hold other securities that we have issued.

VOTING/INVESTMENT CONTROL TABLE

NAME OF SECURITYHOLDER	NATURAL PERSON OR PERSONS WITH VOTING/INVESTMENT CONTROL
AG Domestic Convertibles, L.P.	John M. Angelo and Michael L. Gordon
AG Offshore Convertibles, Ltd.	John M. Angelo and Michael L. Gordon
Akanthos Arbitrage Master Fund, L.P.	(1)
Alexian Brothers Medical Center	Ann Houlihan
Aloha Airlines Non-Pilots Pension Trust	Ann Houlihan
Aloha Pilots Retirement Trust	Ann Houlihan
American AAdvantage Funds	Nick Calamos
Arbitex Master Fund L.P.	Clark Hunt, Jonathan Bren and Ken Tananbaum
Arkansas PERS	Ann Houlihan
Arkansas Teacher Retirement	(2)
AstraZeneca Holdings Pension	Ann Houlihan
Attorney’s Title Insurance Fund	Ann Houlihan
Aventis Pension Master Trust	Nick Calamos
Baptist Health of South Florida	(2)
Barclays Global Investors Diversified Alpha Plus Funds	Michael A. Boyd
BNP Paribas Arbitrage	Mike Cohen
Boilermaker—Blacksmith Pension Trust	Nick Calamos
Boilermakers Blacksmith Pension Trust	Ann Houlihan
BP Amoco PLC Master Trust	John Gottfurcht, George Douglas, Amy Jo Gottfurcht
C & H Sugar Company Inc.	Ann Houlihan
Calamos Global Growth & Income Fund—Calamos Investment Trust	Nick Calamos
Calamos Growth & Income Fund—Calamos Investment Trust	Nick Calamos
Calamos Growth & Income Portfolio—Calamos Advisors Trust	Nick Calamos
Calamos Market Neutral Fund—Calamos Investment Trust	Nick Calamos
Canyon Capital Arbitrage Master Fund, Ltd.	(3)
Canyon Value Realization Fund (Cayman), Ltd.	(4)
Canyon Value Realization Fund, L.P.	(5)
Canyon Value Realization MAC 18, Ltd. (RMF)	(6)
CEMEX Pension Plan	Nick Calamos
Cheyne Fund L.P.	David Treadwell and Akin Akinloye
Cheyne Leveraged Fund L.P.	David Treadwell and Akin Akinloye
CIP Limited Duration Company	David Treadwell and Akin Akinloye
Citadel Credit Trading Ltd.	(7)
Citadel Equity Fund Ltd.	(7)
City of Knoxville Pension System	Nick Calamos
CNH CA Master Account, L.P.	(8)
Concordia Mac29 Limited	(9)
Consulting Group Capital Markets Funds	Nick Calamos
CS Alternative Strategy Ltd.	David Treadwell and Akin Akinloye
DB Equity Opportunities Master Portfolio Ltd.	Eric Lobben
DEAM Convertible Arbitrage	Eric Lobben
Delaware PERS	Ann Houlihan
Delta Airlines Master Trust	Ann Houlihan

NAME OF SECURITYHOLDER	NATURAL PERSON OR PERSONS WITH VOTING/INVESTMENT CONTROL
Delta Airlines Master Trust	Nick Calamos
Delta Pilots Disability and Survivorship Trust	Nick Calamos
DKR SoundShore Opportunity Holding Fund Ltd.	(10)
DKR SoundShore Strategic Holding Fund Ltd.	(10)
Dorinco Reinsurance Company	Nick Calamos
Duke Endowment	Ann Houlihan
Engineers Joint Pension Fund	(2)
Family Service Life Insurance Co.	John Murphy
Forest Fulcrum Fund L.P.	Michael A. Boyd
Forest Global Convertible Fund, Ltd., Class A-5	Michael A. Boyd
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	Michael A. Boyd
Froley Revy Investment Convertible Security Fund	Ann Houlihan
Grace Brothers, Ltd.	Bradford Whitmore and Michael Brailov
Grace Convertible Arbitrage Fund, Ltd.	Bradford Whitmore and Michael Brailov
Guardian Life Insurance Co. of America	John Murphy
Guardian Pension Trust	John Murphy
Guggenheim Portfolio Co. XV, LLC	Alex Adair
Hawaiian Airlines Employees Pension Plan-IAM	Ann Houlihan
Hawaiian Airlines Pension Plan for Salaried Employees	Ann Houlihan
Hawaiian Arlines Pilots Retirement Plan	Ann Houlihan
HFR CA Global Opportunity Master Trust	Michael A. Boyd
HFR RVA Select Performance Master Trust	Michael A. Boyd
Hillbloom Foundation	Ann Houlihan
Hotel Union & Hotel Industry of Hawaii Pension Plan	John Gottfurcht, George Douglas, Amy Jo Gottfurcht
ICI American Holdings Trust	Ann Houlihan
Innovest Finanzdienstle	(2)
Institutional Benchmarks Master Fund Ltd.	John Gottfurcht, George Douglas, Amy Jo Gottfurcht
Intl Truck & Engine Corp Retirement Plan for Salaried Employee’s Trust	Maren Lindstrom
Intl. Truck & Engine Corp Non Contributory Retirement Plan Trust	Maren Lindstrom
Jefferies & Company Inc.	John Gottfurcht, George Douglas, Amy Jo Gottfurcht
JMG Capital Partners, L.P.	(11)
JMG Triton Offshore Fund, Ltd.	(12)
KBC Convertible MAC28 Fund	Andy Preston
KBC Convertible Opportunities Fund	Andy Preston
KBC Financial Products USA Inc.	(13)
KBC Multi-Strategy Arbitrage Fund	Andy Preston
KeySpan Foundation	Maren Lindstrom
Knoxville Utilities Board Retirement System	Nick Calamos
LDG Limited	(14)
Lexington Vantage Fund c/o TQA Investors, L.L.C.	(14)
LLT Limited	Michael A. Boyd
Lord Abbett Investment Trust—LA Convertible Fund	Maren Lindstrom
Louisiana Workers’ Compensation Corporation	Nick Calamos
Lyxor Master Fund	Clark Hunt, Jonathan Bren and Ken Tananbaum
Lyxor/Concordia Convertible Arbitrage Fund	(9)

NAME OF SECURITYHOLDER	NATURAL PERSON OR PERSONS WITH VOTING/INVESTMENT CONTROL
Macomb County Employees’ Retirement System	Nick Calamos
Man Convertible Bond Master Fund, Ltd.	John Null and J. T. Hansen
Melody IAM Fund	Andy Preston
Morgan Stanley Convertible Securities Trust	(15)
MSD TCB, L.P.	John Phelan and Glenn Fuhrman
National Fuel & Gas Company Retirement Plan	Maren Lindstrom
Nicholas-Applegate Capital Management Convertible Mutual Fund	(2)
Nisswa Master Fund Ltd.	Aaron Yeary and Brian Taylor
Nuveen Preferred & Convertible Fund JQC	Ann Houlihan
Oxford, Lord Abbett & Co.	Maren Lindstrom
Pioneer High Yield Fund
Pioneer U.S. High Yield Corp. Bond Sub Fund
Polygon Global Opportunities Master Fund	Alex Jackson, Byron Krief, Brandon Jones, Erik Caspestos, Grenille Ward and Reade Griffith
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	Nick Calamos
Prisma Foundation	Nick Calamos
Prudential Insurance Co. of America	Ann Houlihan
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	(16)
Ramius Capital Group	Alex Adair
Ramius Master Fund, Ltd.	Alex Adair
RCG Latitude Master Fund, Ltd.	Alex Adair
RCG Multi Strategy Master Fund, Ltd.	Alex Adair
Relay 11 Holdings Co.	Michael A. Boyd
S.A.C. Capital Associates, LLC	(17)
San Diego City Retirement	(2)
San Diego County Convertible	(2)
SCI Endowment Care Common Trust Fund—First Union	Nick Calamos
SCI Endowment Care Common Trust Fund—National Fiduciary Services	Nick Calamos
SCI Endowment Care Common Trust Fund—Suntrust	Nick Calamos
SG Cowen Securities Corp.	(18)
Southern Farm Bureau Life Insurance	Ann Houlihan
Sphinx Convertible Abritrage SPC	Michael A. Boyd
Sphinx Convertible Arb Fund SPC	John Gottfurcht, George Douglas, Amy Jo Gottfurcht
Sphinx Fund c/o TQA Investors, L.L.C.	(14)
SPT	Nick Calamos
SSI Blended Market Neutral L.P.	John Gottfurcht, George Douglas, Amy Jo Gottfurcht
SSI Hedged Convertible Market Neutral L.P.	John Gottfurcht, George Douglas, Amy Jo Gottfurcht
St. Thomas Trading, Ltd.	John Null and J. T. Hansen
State of Oregon/Equity	Ann Houlihan
State of Oregon/SAIF Corporation	Ann Houlihan
Sterling Invest Co.	Ann Houlihan
Syngenta AG	Ann Houlihan

NAME OF SECURITYHOLDER	NATURAL PERSON OR PERSONS WITH VOTING/INVESTMENT CONTROL
Teachers Insurance and Annuity Association of America
The California Wellness Foundation	Nick Calamos
The Cockrell Foundation	Nick Calamos
The Dow Chemical Company Employees’ Retirement Plan	Nick Calamos
The Fondren Foundation	Nick Calamos
Total Fina Elf Finance USA, Inc.	Maren Lindstrom
TQA Master Fund, Ltd.	(14)
TQA Master Plus Fund, Ltd.	(14)
UBS O’Connor LLC f/b/o O’Connor Global Convertible Artbitrage Master Ltd.	(19)
Union Carbide Retirement Account	Nick Calamos
United Food and Commercial Workers Local 1262 and Employers Pension Fund	Nick Calamos
Univar USA Inc. Retirement Plan	Nick Calamos
US Bank FBO Benedictine Health Systems	Ann Houlihan
Van Kampen Harbor Fund	(20)
Viacom Inc. Pension Plan Master Trust	John Gottfurcht, George Douglas, Amy Jo Gottfurcht
Wake Forest University	(2)
Wyoming State Treasurer	(2)
Xavex Convertible Arbitrage 4 Fund	Michael A. Boyd
Xavex Convertible Arbitrage 7 Fund c/o TQA Investors, L.L.C.	(14)
Zurich Institutional Benchmarks Master Fund Ltd.	Michael A. Boyd
Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, L.L.C.	(14)

(1)	The general partner of the securityholder, Akanthos Capital Management, LLC, and the managing member of Akanthos Capital Management, LLC, Michael Kas, have voting and investment control over the securities held by the securityholder.

(2)	The securityholder has informed us that it has delegated full authority to Nicholas-Applegate Capital Management (“Nicholas-Applegate”) as investment advisor over the referenced securities, including full voting and dispositive power. The chief investment officer of Nicholas-Applegate is Horacio Valeiras, who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. Nicholas-Applegate’s proxy committee sets policies on the voting of all of Nicholas-Applegate’s clients’ securities to be voted by Nicholas-Applegate for clients. These policies are available to clients of Nicholas-Applegate upon request.

(3)	Canyon Capital Advisors LLC is the investment advisor for Canyon Capital Arbitrage Master Fund, Ltd. and has the power to direct investments by Canyon Capital Arbitrage Master Fund, Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, R. Christian B. Evensen and K. Robert Turner. Canyon Capital Arbitrage Master Fund, Ltd. is a Cayman Islands Exempted company.

(4)	Canyon Capital Advisors LLC is the investment advisor for Canyon Value Realization Fund (Cayman), Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, R. Christian B. Evensen and K. Robert Turner. In addition, Joshua S. Friedman, Mitchell R. Julis and R. Christian B. Evensen own all the ordinary shares of Canyon Value Realization Fund (Cayman), Ltd., carrying full voting rights on all matters.

(5)	The general partners for Canyon Value Realization Fund, L.P. are Canpartners Investments III, L.P. Canyon Capital Advisors LLC is the general partner of Canpartners Investments III. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, R. Christian B. Evensen and K. Robert Turner.

(6)	Managed Accounts Limited is the parent company of Canyon Value Realization MAC 18, Ltd. Canyon Capital Advisors LLC is the investment advisor for Canyon Value Realization MAC 18, Ltd. and has the power to direct investments. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, R. Christian B. Evensen and K. Robert Turner. Canyon Value Realization MAC 18, Ltd. is a Limited Liability Cayman Islands Company.

(7)	Citadel Limited Partnership (“Citadel”) is the trading manager of this securityholder and consequently has investment discretion over the referenced securities held by the securityholder. Citadel disclaims beneficial ownership of the shares beneficially owned by the securityholder. Kenneth C. Griffin indirectly controls Citadel and therefore has ultimate investment discretion over securities held by the securityholder. Mr. Griffin disclaims beneficial ownership of the shares held by the securityholder.

(8)	CNH Partners, LLC is the investment advisor of CNH CA Master Account, L.P. and has sole voting and dispositive power over the Registrable Securities. Investment principals for the advisor are Robert Krail, Mark Mitchell, and Todd Pulvino.

(9)	Concordia Advisors (Bermuda) Ltd., an investment advisor registered with the Securities and Exchange Commission, is the investment manager to the securityholder and has voting and investment power with respect to the securities held by the securityholder. Alexander Ribaroff serves as president and Dan Wood serves as vice president of Concordia Advisors (Bermuda) Ltd.

(10)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the Securities and Exchange Commission and as such, is the investment manager to the securityholder. DKR LP has retained certain portfolio managers to act as the portfolio manager to the securityholder managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities held by the securityholder. For the referenced securities held by the securityholder, Tom Kirvaitis has investment and voting power.

(11)	JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment advisor registered with the Securities and Exchange Commission. The Manager has voting and dispositive power over JMG Partners’ investments, including the Registrable Securities. The equity interests of the Manager are owned by JMG Capital Management, Inc., a Delaware corporation (“JMG Capital”), and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(12)	JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”). The Manager is an investment advisor registered with the Securities and Exchange Commission and has voting and dispositive power over the Fund’s investments, including the Registrable Securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a Delaware company (“Pacific”), and Asset Alliance Holding Corp., a Delaware company. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David, and Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(13)	KBC Financial Products USA Inc. exercises voting and investment control over any shares of common stock issuable upon conversion of the notes owned by this selling securityholder. Mr. Luke Edwards, Managing Director, exercises voting and investment control on behalf of KBC Financial Products USA Inc.

(14)	The securityholder has informed us that TQA Investors, L.L.C. has voting and investment control over the referenced securities. TQA Investors, L.L.C. consists of the following members: Robert Butman, John Idone, George Esser, Paul Bucci and Bartholomew Tesoriero.

(15)	Morgan Stanley Advisors, which is a wholly owned subsidiary of Morgan Stanley, a reporting company under the Securities Exchange Act of 1934, has voting and investment power over the securities held by the securityholder.

(16)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(17)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”) share all investment and voting power with respect to the securities held by S.A.C. Capital Associates, LLC. Mr. Steven A. Cohen controls both S.A.C. Capital Advisors and S.A.C. Capital Management. Each of S.A.C. Capital Advisors, S.A.C. Capital Management and Mr. Cohen disclaim beneficial ownership of any of the referenced securities held by S.A.C. Capital Associates, LLC.

(18)	SG Cowen Securities Corp. is an institutional investment manager registered with the Securities and Exchange Commission. Societe Generale Asset Management Corp., a reporting entity with the Securities and Exchange Commission, has voting and investment power over the securities held by the securityholder.

(19)	UBS O’Connor LLC has voting and investment control over the securities held by the securityholder. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG, which is a reporting entity under the Securities Exchange Act of 1934.

(20)	Van Kampen Asset Management, Inc., a reporting entity with the Securities and Exchange Commission, is the investment advisor to the securityholder and has voting and investment power over the securities held by the securityholder.

DESCRIPTION OF DEBENTURES

We issued the debentures under an indenture, dated as of January 12, 2004, between us and U.S. Bank Trust National Association, as trustee. The debentures mature on January 15, 2024. Initially, the trustee will also act as paying agent, conversion agent, transfer agent and bid solicitation agent for the debentures. The debentures and the shares of common stock issuable upon conversion of the debentures are covered by a registration rights agreement. You may request a copy of the indenture and the registration rights agreement from the trustee. In addition, we have filed the indenture and the registration rights agreement as exhibits to the registration statement on Form S-3 of which this prospectus is a part.

The following description is a summary of the material provisions of the debentures, the indenture and the registration rights agreement and does not purport to be complete. This summary is subject to, and is qualified by reference to, all the provisions of the debentures and the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of debenture are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the debentures.

As used in this “Description of Debentures” section, references to “Red Hat,” “we,” “our” or “us” refer solely to Red Hat, Inc. and not to our subsidiaries.

General

The debentures offered hereby:

•	are limited to $600,000,000 aggregate principal amount;

•	bear interest at a rate of 0.50% per annum from January 12, 2004, payable semi-annually on each January 15 and July 15, beginning July 15, 2004 to the holders of record at the close of business on the preceding January 1 and July 1, respectively;

•	bear liquidated damages, which we refer to as “liquidated damages,” if we fail to comply with certain obligations set forth below under “—Registration Rights”;

•	are issued only in denominations of $1,000 principal amount and multiples thereof;

•	are senior unsecured obligations of Red Hat, are subordinated to our secured indebtedness to the extent of the collateral securing such indebtedness and rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness and senior to any of our subordinated indebtedness; as indebtedness of Red Hat, the debentures are effectively subordinated to all indebtedness and other liabilities of our subsidiaries;

•	are convertible into our shares of common stock at an initial conversion rate of 39.0753 shares per $1,000 principal amount of the debentures (which represents a conversion price of approximately $25.59 per share) under the conditions and subject to such adjustments as are described under “—Conversion Rights”;

•	are redeemable by us beginning on January 15, 2009 at any time as a whole, or from time to time in part, at a redemption price in cash equal to 100% of the principal amount of the debentures to be redeemed plus accrued and unpaid interest to, but not including, the redemption date as described under “—Optional Redemption by Us”;

•	are subject to repurchase by us for cash at the option of the holders on January 15 of 2009, 2014 and 2019, or upon a repurchase event, at a repurchase price in cash equal to 100% of the principal amount of the debentures to be repurchased plus accrued and unpaid interest to, but not including, the repurchase date as described under “—Repurchase of Debentures at the Option of Holders—Repurchase of debentures at the option of holders upon a repurchase event”; and

•	are due on January 15, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at the option of the holders.

The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect the holders in the event of a highly leveraged transaction or a change of control of Red Hat, except to the limited extent described under “—Repurchase of Debentures at the Option of Holders—Repurchase of debentures at the option of holders upon a repurchase event.”

The debentures are our senior unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The debentures are subordinated to all of our existing and future secured indebtedness. As of February 29, 2004, we had total secured indebtedness of approximately $1.4 million. The debentures are not guaranteed by any of our subsidiaries and, accordingly, the debentures are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of February 29, 2004, our subsidiaries did not have any indebtedness, excluding intercompany debt and trade payables.

No sinking fund is provided for the debentures. The debentures are issued only in registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

Holders may present definitive debentures for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the office of the trustee. For information regarding registration of transfer and exchange of global debentures, see “Global Debentures, Book-Entry Form.” No service charge is required for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer or exchange.

Holders may not sell or otherwise transfer the debentures or the common stock issuable upon conversion of the debentures except in compliance with the provision set forth below under “Transfer Restrictions” and “—Registration Rights.”

Interest

The debentures bear interest at a rate of 0.50% per annum from January 12, 2004. We will pay interest semi-annually on January 15 and July 15 of each year beginning July 15, 2004, to the holders of record at the close of business on the preceding January 1 and July 1, respectively. There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued interest on any debentures that are converted into shares of our common stock. See “—Conversion Rights.” If a holder of debentures converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those debentures, notwithstanding the conversion of those debentures prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that the holder surrenders debentures for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date or (2) any overdue interest exists at the time of conversion with respect to the debentures converted, but only to the extent of the amount of such overdue interest. Accordingly, under the circumstances described in clause (1), a holder of debentures who chooses to convert those debentures on a date that is after a record date but on or prior to the corresponding interest payment date will not be required to pay us, at the time that holder surrenders those debentures for conversion, the amount of regularly scheduled interest it will receive on the interest payment date.

•

We will pay interest to a person other than the holder of record on the record date if we elect to redeem the debentures on a date that is after a record date but on or prior to the corresponding interest payment date with respect to those debentures that are redeemed. In this instance, we will pay accrued interest on the debentures being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those debentures.

Except as provided below, we will pay interest on:

•	the global debenture to DTC in immediately available funds;

•	any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those debentures; and

•	any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those debentures.

At maturity, interest on the definitive debentures will be payable at the office of the trustee. We will make payments of interest at maturity on global debentures to DTC, in immediately available funds.

Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Conversion Rights

General

Holders may convert any outstanding debentures into shares of our common stock, subject to the conditions described below, at an initial conversion rate of 39.0753 shares per $1,000 principal amount (which represents a conversion price of approximately $25.59 per share). The conversion rate is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the debentures. Instead, we will pay the cash value of such fractional shares based upon the sale price of our common stock on the business day immediately preceding the conversion date. Holders may convert debentures only in denominations of $1,000 principal amount and multiples thereof.

If a holder exercises its right to require us to repurchase its debentures as described under “—Repurchase of Debentures at the Option of Holders,” such holder may convert its debentures into shares of our common stock only if it withdraws its applicable repurchase notice and converts its debentures prior to the close of business on the business day immediately preceding the repurchase date.

The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers, which may include the initial purchaser, that are believed by us to be willing to bid for the debentures.

If we are a party to a consolidation, merger or binding share exchange pursuant to which shares of our common stock are converted into cash, securities or other property, then at the effective time of the transaction, the right to convert such debentures into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its debenture immediately prior to the transaction. If the transaction constitutes a “repurchase event,” as defined below, the holder can require us to purchase all or a portion of its debentures as described under “—Repurchase of Debentures at the Option of Holders—Repurchase of debentures at the option of holders upon a repurchase event” instead of converting such debentures pursuant to this provision.

Conversion upon satisfaction of common stock market price conditions

Holders may surrender any of their debentures for conversion into shares of our common stock prior to the stated maturity during any fiscal quarter after the fiscal quarter ending February 29, 2004 if the sale price of our common stock exceeds 120% of the then current conversion price for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter.

The “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) as reported in composite transactions for the principal U.S. securities exchange on which the common stock is traded or, if the common stock is not listed on a U.S. national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation system or by the National Quotation Bureau Incorporated. In the absence of such a quotation, the board of directors of Red Hat will make a good faith determination of the sale price, which shall be conclusive.

Conversion upon satisfaction of debenture market price conditions

Holders may surrender any of their debentures for conversion into shares of our common stock prior to the stated maturity during any five consecutive trading-day period immediately following any five consecutive trading-day period (the “Debenture Measurement Period”) in which the average trading price for the debentures during that Debenture Measurement Period was less than 97% of the average conversion value for the debentures during such period; however, holders may not convert their debentures (in reliance on this subsection) after January 15, 2019 if on any trading day during such Debenture Measurement Period the closing sale price of shares of our common stock was between the then current conversion price of the debentures and 120% of the then current conversion price of the debentures.

The “conversion value” is equal to the product of the sale price for our common stock (as defined above) on a given day multiplied by the then current conversion rate.

The “trading price” of a debenture on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of debentures obtained by the bid solicitation agent for $1,000,000 principal amount of debentures at approximately 3:30 p.m., New York City time, on such determination date from three securities dealers unaffiliated with us that we select, provided that, if at least three such bids cannot be reasonably obtained by the bid solicitation agent, but two bids are obtained, then the average of the two bids will be used, and if only one such bid can be reasonably obtained by the bid solicitation agent, this one bid will be used. If:

•	the bid solicitation agent, through the exercise of reasonable efforts, is unable to obtain at least one bid from a securities dealer, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures,

then the trading price per $1,000 principal amount of debentures will be deemed to be less than 97% of the conversion value on that date of determination.

Conversion upon specified corporate transactions

Even if the market price contingencies described above under “—Conversion Rights—Conversion upon satisfaction of common stock market price conditions” and “—Conversion Rights—Conversion upon satisfaction of debenture market price conditions” have not occurred, if we elect to:

•	distribute to all holders of our common stock certain rights or warrants entitling them to purchase shares of our common stock at less than the closing price of our common stock at the time of the distribution of the rights other than pursuant to a stockholder rights plan, or

•	distribute to all holders of our common stock our assets, cash, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 15% of the closing price of the common stock on the day preceding the declaration date for such distribution, we must notify the holders of debentures at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place; provided that a holder may not exercise this right to convert if the holder will otherwise participate in the distribution without conversion.

In addition, if (1) we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property or (2) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors, a holder may surrender debentures for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction or event until 15 days after the actual date of such transaction or event.

Conversion upon notice of redemption

A holder may surrender for conversion any debentures we call for redemption at any time prior to the close of business on the business day prior to the redemption date, even if the debentures are not otherwise convertible at that time. If a holder already has delivered a repurchase notice with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Procedures

By delivering to the holder the number of shares issuable upon conversion, together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the debentures. That is, accrued interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued interest.

If the holder converts after a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those debentures, notwithstanding the conversion of debentures prior to the interest payment date, assuming the holder was the holder of record on the corresponding record date. However, each holder agrees, by accepting a debenture, that if the holder surrenders any debentures for conversion during such period, such holder must pay us at the time such holder surrenders its debenture for conversion an amount equal to the interest that has accrued and that will be paid on the debentures being converted on the interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date or (2) any overdue interest exists at the time of conversion with respect to the debentures converted but only to the extent of the amount of such overdue interest. Accordingly, under the circumstances described in clause (1), a holder of debentures who chooses to convert those debentures on a date that is after a record date but on or prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those debentures for conversion, the amount of regularly scheduled interest it will receive on the interest payment date.

Holders of debentures are not required to pay any taxes or duties relating to the issuance or delivery of our common stock upon exercise of conversion rights, but they are required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder of the debenture. Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

To convert interests in a global debenture, the holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive debenture, the holder must:

•	complete and manually sign the conversion notice on the back of the debenture (or a facsimile thereof);

•	deliver the completed conversion notice and the debenture to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the debenture to be converted, as described in the second preceding paragraph; and

•	pay all taxes or duties, if any, as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of debentures in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the conversion is effective.

If a holder exercises its right to require us to repurchase its debentures as described under “—Repurchase of Debentures at the Option of Holders,” such holder may convert its debentures as provided above only if it withdraws its applicable repurchase notice and converts its debentures prior to the close of business on the business day immediately preceding the applicable repurchase date.

If we:

•	reclassify our common stock into other another class of stock (other than changes resulting from a subdivision or a combination); or

•	consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of all of our common stock receive cash, securities or other property (including cash or any combination thereof) with respect to or in exchange for all of their common stock, then at the effective time of the transaction, the right to convert a debenture into our common stock will be changed into a right to convert a debenture into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such debentures immediately prior to the transaction. If the transaction constitutes a “repurchase event,” as defined below, the holder can require us to repurchase all or a portion of its debentures as described under “—Repurchase of Debentures at the Option of Holders—Repurchase of debentures at the option of holders upon a repurchase event.”

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occur:

(1) we issue common stock as a dividend or distribution on our common stock to all holders of our common stock;

(2) we issue to all holders of our common stock rights or warrants to purchase our common stock or securities convertible into or exchangeable or exercisable for our common stock, which rights or warrants are exercisable for not more than 60 days, at less than the sale price of our common stock on the trading day immediately preceding the time of announcement of such issuance (other than pursuant to a stockholders rights plan);

(3) we subdivide or combine our common stock;

(4) we distribute to all holders of our common stock shares of our capital stock, evidences of our indebtedness or assets, including securities, but excluding:

•	rights or warrants listed in (2) above; and

•	dividends or distributions listed in (1) above;

(5) we pay cash dividends or distributions to all or substantially all holders of our common stock;

(6) we or any of our subsidiaries make distributions of cash or other consideration in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7) someone other than us or one of our subsidiaries makes a payment of cash or other consideration in respect of a tender offer or exchange offer in which:

•	as of the closing date of the offer, our board of directors is not recommending rejection of the offer;

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership or our common stock to more than 10% of the total shares of our common stock outstanding; and

•	such cash and the value of any such other consideration per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

However, the adjustment referred to in clause (7) above will not be made if as of the closing of such offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets, the offeror accepts the tender of at least 50% of our outstanding common stock at the expiration of the offer, and such merger, consolidation or asset sale is completed within 120 days of the expiration of such tender offer or exchange offer, and provided that if the merger, consolidation or asset sale is not completed by such time, then the conversion rate will be adjusted as provided in paragraph (7) above, retroactive to the date the tender offer or exchange offer expired.

In the event distributions or payments of cash in accordance with paragraphs (5), (6) or (7) above, then the conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction whose numerator is the average sale price of our common stock for the 10 consecutive trading days immediately prior to the record date and whose denominator is the same price per share on the record date less the amount of the distribution per share.

To the extent that we have a rights plan in effect upon conversion of the debentures into common stock, the holder will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions, and no adjustments to the conversion rate will be made, except in limited circumstances.

We will not make any adjustment to the conversion rate if holders of debentures may participate in the transactions described above without conversion, or in certain other cases.

To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate.

Payment at Maturity

Each holder of $1,000 principal amount of debentures shall be entitled to receive $1,000, and accrued and unpaid interest at maturity.

Optional Redemption by Us

Prior to January 15, 2009, the debentures will not be redeemable at our option. Beginning on January 15, 2009, we may redeem the debentures at any time as a whole, or from time to time in part, at a redemption price in cash equal to 100% of the principal amount of the debentures to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of debentures. Debentures or portions of debentures called for redemption are convertible by the holder until the close of business on the business day prior to the redemption date.

If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or multiples thereof by lot, on a pro rata basis or by any other method the trustee considers fair and appropriate. If any debentures are to be redeemed in part only, we will issue a new debenture or debentures with a principal amount equal to the unredeemed principal portion thereof. If a portion of a holder’s debentures is selected for partial redemption and the holder converts a portion of its debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase of Debentures at the Option of Holders

Optional put

On January 15 of 2009, 2014 and 2019, a holder may require us to repurchase any outstanding debentures for which the holder has properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a purchase price in cash equal to 100% of the principal amount of those debentures plus accrued and unpaid interest to, but not including, the repurchase date. Holders may submit their debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day immediately preceding the relevant repurchase date.

Unless we have elected to redeem all of the debentures on or before the repurchase date (to the extent permitted by the indenture), we are required to give notice at least 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their debentures as described below. The repurchase notice given by each holder electing to require us to repurchase debentures shall be given so as to be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date and must state:

•	if certificated, the certificate numbers of the holder’s debentures to be delivered for repurchase;

•	the portion of the principal amount of debentures to be repurchased, which must be $1,000 or a multiple thereof; and

•	that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture.

A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal shall state:

•	the principal amount of debentures being withdrawn;

•	if certificated, the certificate numbers of the debentures being withdrawn; and

•	the principal amount, if any, of the debentures that remain subject to the repurchase notice.

If debentures are not in certificated form, the foregoing notices must comply with appropriate DTC procedures.

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Our obligation to pay the purchase price for debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the purchase price for the debentures to be paid promptly following the later of the repurchase date or the time of delivery of the debentures, together with such endorsements.

If the paying agent holds cash sufficient to pay the purchase price of the debentures for which a repurchase notice has been delivered on the business day immediately following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the debentures will cease to be outstanding, whether or not the debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the debentures.

Our ability to repurchase debentures may be limited by restrictions on the ability of Red Hat to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing agreements. Our failure to repurchase the debentures when required would result in an event of default with respect to the debentures. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. See “Risk factors—We may not be able to repurchase the debentures.”

Repurchase of debentures at the option of holders upon a repurchase event

In the event a repurchase event (as defined below) occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase all or any portion of the holder’s debentures in integral multiples of $1,000 principal amount, at a price in cash for each $1,000 principal amount of such debentures equal to 100% of the principal amount of such debentures tendered, plus any accrued and unpaid interest to, but excluding, the repurchase date. We will be required to repurchase the debentures no later than 30 days after notice of a repurchase event has been mailed as described below. We refer to this date as the “repurchase date.”

Within 20 business days after the occurrence of a repurchase event, we must mail to the trustee and to all holders of debentures at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the repurchase event, which notice must state, among other things:

•	the events causing a repurchase event;

•	the date of such repurchase event;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate, and any adjustments to the conversion rate that will result from the repurchase event;

•	that debentures with respect to which a repurchase notice is given by the holder may be converted, if otherwise convertible, only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must transmit to the paying agent a written notice, and such repurchase notice must be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date. The repurchase notice must state:

•	the certificate numbers of the debentures to be delivered by the holder, if applicable;

•	the portion of the principal amount of debentures to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that such debentures are being tendered for repurchase pursuant to the repurchase event provisions of the indenture.

A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the principal amount of debentures being withdrawn;

•	the certificate numbers of the debentures being withdrawn, if applicable; and

•	the principal amount, if any, of the debentures that remain subject to a repurchase notice.

If the debentures are not in certificated form, the foregoing notices from holders must comply with applicable DTC procedures.

Our obligation to pay the repurchase price for a debenture for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the debenture, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such debenture to be paid promptly following the later of the repurchase date or the time of delivery of such debenture.

If the paying agent holds money sufficient to pay the repurchase price of a debenture on the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, interest on such debenture will cease to accrue, whether or not the debenture is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the debenture.

A “repurchase event” shall be deemed to have occurred upon the occurrence of either a “change in control” or a “termination of trading.”

A “change in control” will be deemed to have occurred at such time as:

(1) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

(2) we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, the shares of our voting stock immediately prior to such transaction beneficially own immediately after such transaction, directly or indirectly, shares of voting stock representing not less than a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving corporation in substantially the same proportion as such ownership prior to the transaction;

(3) a majority of the members of our board of directors are not continuing directors;

(4) the sale, lease, transfer or other conveyance or disposition of all or substantially all of our assets or property to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act); or

(5) we are liquidated or dissolved, or our stockholders approve any plan or proposal for our liquidation or dissolution.

However,

(a) a change in control will not be deemed to have occurred if the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is equal to or exceeds 120% of the conversion price in effect on such trading day;

(b) a change in control will not be deemed to have occurred under clause (1) or (2) above, if in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the debentures become convertible solely into such common stock; and

(c) a change of control under clause (3) above will not be deemed to have occurred if it is concurrent and in connection with a change of control transaction covered by items (a) or (b) immediately above, and from and after any such transaction, the term “date of the indenture” as used in the definition of continuing director shall refer instead to the effective date of such transaction.

A “termination of trading” shall occur if our common stock (or other common stock into which the debentures are then convertible) is neither listed for trading on a United States national or regional securities exchange nor approved for trading on the NASDAQ National Market, NASDAQ SmallCap Market or any other established United States system of automated dissemination of quotations of securities prices.

A “continuing director” means, as of any date of determination, any member of our board of directors who:

•	was a member of such board of directors on the date of the indenture; or

•	was nominated for election or elected to such board of directors with the approval of: (A) a majority of the continuing directors who were members of such board at the time of such nomination or election, or (B) a nominating committee, a majority of which committee shall be continuing directors at the time of such nomination or election.

In connection with any repurchase offer due to a repurchase event, we will to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

The question of whether “all or substantially all” of our assets have been disposed of will be interpreted under applicable law and will likely be dependent upon the particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a disposition of “all or substantially all” of our assets (and consequently, a repurchase event) has occurred, in which case a holder’s ability to require us to purchase their notes upon such an event may be impaired.

Our ability to repurchase debentures may be limited by restrictions on the ability of Red Hat to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. Our failure to repurchase the debentures when required would result in an event of default with respect to the debentures. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. See “Risk factors—We may not be able to repurchase the debentures.”

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including other senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the debentures.

The repurchase feature of the debentures would not necessarily afford holders of the debentures protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the debentures. In addition, the repurchase feature of the debentures may in certain circumstances impede or discourage a takeover of our company.

Events of Default

Each of the following constitutes an event of default with respect to the debentures:

•	default in the payment when due of any principal of any of the debentures at maturity, upon redemption or exercise of a repurchase right;

•	default in the payment of any interest or liquidated damages when due under the debentures, which default continues for 30 days;

•	default in our obligation to satisfy our conversion obligation upon exercise of a holder’s conversion right;

•	default in our obligation to provide notice of the occurrence of a repurchase event when required by the indenture;

•	our failure to comply with any of our other agreements in the debentures or the indenture upon our receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount at maturity of the debentures, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•	we fail or any of our “significant subsidiaries” (as such term is defined in Rule 1-02(w) of Regulation S-X) fails to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $10.0 million in the aggregate for all such indebtedness and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture; or

•	a default by us or any of our significant subsidiaries on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $10.0 million in the aggregate for all such indebtedness, without this indebtedness being discharged or the acceleration being rescinded or annulled within 30 days after notice is given in accordance with the indenture; and

•	certain events of bankruptcy, insolvency or reorganization affecting us or any or our significant subsidiaries.

If an event of default shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding may declare the principal amount of the debentures then outstanding plus any interest on the debentures accrued and unpaid through the date of such declaration to be immediately due and payable. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the debentures then outstanding may, under certain circumstances, rescind and annul such acceleration. In the case of certain events of bankruptcy or insolvency, the principal amount of the debentures then outstanding together with any accrued and unpaid interest through the occurrence of such event shall automatically become and be immediately due and payable.

The holders of not less than a majority in aggregate principal amount of the outstanding debentures may, on behalf of the holders of all of the debentures, waive any past default and its consequences under the indenture, except a default (1) in the payment of the principal of or any interest on or with respect to the debentures or the payment of the redemption price or repurchase price or (2) in respect of a covenant or provision that cannot be modified without the consent of the holder of each debenture affected thereby.

Mergers and Sales of Assets

The indenture provides that we may not consolidate or merge with or into, or sell, assign, convey, transfer or lease our properties and assets substantially in their entirety (determined on a consolidated basis) to, another corporation, person or entity unless (1) either (a) in the case of a merger or consolidation, we are the surviving person or (b) the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes, by supplemental indenture, all of our obligations under the debentures and the indenture, and (2) immediately after such transaction, there is no event of default under the indenture, and no event which, after notice or the passage of time, or both, would become an event of default under the indenture shall exist.

This covenant includes a phrase relating to the sale, assignment, conveyance, transfer or lease of “our properties and assets substantially in their entirety.” There is no precise, established definition of this phrase under applicable law. Accordingly, there may be uncertainty as to whether a sale, assignment, conveyance, transfer or lease of less than all our properties and assets is subject to this covenant.

Modification and Waiver

We and the trustee may modify or amend the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debentures; provided, however, that no such modification or amendment may, without the written consent or the affirmative vote of the holder of each debenture affected thereby:

•	change the stated maturity of the principal of or any installment of interest or liquidated damages on or with respect to the debentures;

•	reduce the principal amount of, repurchase price or redemption price of or interest or liquidated damages on any debenture;

•	adversely affect the right of holders to convert or require us to repurchase any of the debentures;

•	alter the manner of calculation or rate of accrual of interest or liquidated damages, redemption price or repurchase price on any debenture or extend the time or payment of any such amount;

•	impair the right to institute suit for the enforcement of any repurchase of, payment on or with respect to, or conversion of any debenture, including any payment on or after the stated maturity of the debentures, in the case of redemption, on or after the redemption date or, in the case of repurchase at the option of any holder, on or after the repurchase date;

•	modify the optional redemption provisions in a manner that adversely affects the holders;

•	change the place of payment or the coin or currency in which the principal of or interest with respect to the debentures is payable;

•	reduce the percentage in principal amount of the outstanding debentures, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

•	modify any of the above provisions.

We and the trustee may modify or amend the indenture and the debentures without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, merger or sale of all or substantially all of our assets;

•	add to our covenants for the benefit of the holders of all or any of the debentures or to surrender any right or power conferred upon us by the indenture;

•	provide for a successor trustee with respect to the debentures;

•	provide for issuance of debentures in coupon form;

•	make provision with respect to the conversion rights of holders of the debentures in accordance with the indenture in connection with a reclassification, consolidation, combination, merger or sale of all or substantially all of our property and assets;

•	cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the indenture which, in each case, will not adversely affect the interests of the holders of the debentures;

•	add any additional events of default with respect to all or any of the debentures;

•	secure the debentures;

•	increase the conversion rate or reduce the conversion price, provided that the increase or reduction, as the case may be, is in accordance with the terms of the indenture and will not adversely affect the interests of the holders of the debentures;

•	supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the discharge of the debentures, provided that such change or modification does not adversely affect the interests of the holders of the debentures;

•	make any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the registration rights agreement and the qualification of the indenture under the Trust Indenture Act, provided that such change or modification does not adversely affect the interests of the holder of the debentures in any material respect; or

•	add or modify any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of debentures.

Calculations in Respect of the Debentures

We or our agents will be responsible for making all calculations called for under the debentures. These calculations include, but are not limited to, determination of the trading price of the debentures and sale price of our common stock and the projected payment schedule. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

The Trustee, Paying Agent, Transfer Agent and Bid Solicitation Agent

U.S. Bank Trust National Association is the initial trustee under the indenture. The trustee and its affiliates also perform and may in the future perform certain banking and other services for us in the ordinary course of their business. The trustee will be the paying agent, conversion agent, transfer agent and bid solicitation agent for the debentures.

Registration Rights

We and the initial purchaser entered into a registration rights agreement, dated January 12, 2004. Pursuant to such agreement, we filed with the SEC a shelf registration statement on Form S-3 of which this prospectus is a part to cover resales of registrable securities by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. We agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC within 210 days of the date on which we issued the debentures. Notwithstanding the foregoing, we are permitted to prohibit, without the need to specify the nature of the event giving rise to the prohibition, offers and sales of registrable securities pursuant to the shelf registration statement under certain circumstances and subject to certain conditions (any period during which offers and sales are prohibited being referred to as a “suspension period”). “Registrable securities” means each debenture and any underlying share of common stock until the earlier of (x) the date on which such debenture or underlying share of common stock has been effectively registered under the Securities Act and disposed of, in accordance with the shelf registration statement, (y) the date on which such debenture or underlying share of common stock is sold to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act, and (z) the second anniversary of the latest date of issuance of any debentures.

Holders of the registrable securities are required to deliver information to be used in connection with, and to be named as selling securityholders in, the shelf registration statement within the periods set forth in the registration rights agreement in order to have their registrable securities included in the shelf registration statement. If a holder fails to do so, the registrable securities held by such holder will not be entitled to be registered and such holder will not be entitled to receive any of the liquidated damages described in the following paragraphs. There can be no assurance that we will be able to maintain an effective and current registration statement as required. The absence of such a registration statement or the failure by a holder to timely complete and deliver to us a notice and questionnaire may limit the holder’s ability to sell such registrable securities or adversely affect the price at which such registrable securities can be sold.

In no event may the method of distribution of our shares of common stock take the form of an underwritten offering without our prior consent.

If:

•	the shelf registration statement is not filed with the SEC within 120 days of the date on which we issue the debentures;

•	the shelf registration statement has not been declared effective by the SEC within 210 days of the date on which we issue the debentures; or

•	the shelf registration statement is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by an additional registration statement filed and declared effective) or usable for the offer and sale of registrable securities for a period of time (including any suspension period) which shall exceed 45 days in the aggregate in any three-month period or 90 days in the aggregate in any 12-month period;

(each such event referred to in the bullets above being referred to as a “registration default”), we will pay liquidated damages to each holder of registrable securities. The amount of liquidated damages payable during any period during which a registration default shall have occurred and be continuing is:

•	in the case of debentures, at a rate per year equal to 0.25% for the first 90-day period and at a rate per year equal to 0.50% thereafter of the aggregate principal amount of such debentures, or

•	in the case of common stock issued upon conversion of the debentures, at a rate per year equal to 0.25% for the first 90-day period and at a rate per year equal to 0.50% thereafter of the then applicable conversion price (as defined below).

So long as a registration default continues, we will pay liquidated damages in cash on January 15 and July 15 of each year to the holder of record of the debentures or shares of common stock issued upon conversion of the debentures, as the case may be, on the immediately preceding January 1 or July 1. Following the cure of any such registration defaults, liquidated damages will cease to accrue with respect to such registration default. We will have no other liabilities for monetary damages with respect to our registration obligations.

The term “applicable conversion price” means, as of any date of determination, $1,000 divided by the conversion rate then in effect as of the date of determination or, if no debentures are then outstanding, the conversion rate that would be in effect were debentures then outstanding.

We will use our reasonable best efforts to cause the shelf registration statement to be effective until the earliest of:

•	the date when each of the registrable securities covered by the shelf registration has been effectively registered under the Securities Act and disposed of;

•	the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act;

•	the date on which all registrable securities have been resold pursuant to Rule 144 under the Securities Act; and

•	the second anniversary of the latest date of issuance of any debentures (including any issuance pursuant to the initial purchaser’s option).

The summary in this prospectus of certain provisions of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part and is available from Red Hat upon request.

Form, Denomination, and Registration of Debentures

The debentures are issued in registered form, without interest coupons, in denominations of $1,000 and multiples thereof, in the form of global debentures, except as further provided below. See “—Global Debentures, Book-Entry Form” for more information.

No service charge will be imposed in connection with any transfer or exchange of any debenture, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Global Debentures, Book-Entry Form

We issued the debentures in the form of two permanent global debentures in definitive, fully registered, book-entry form. The global debentures were deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its participants are on file with the SEC.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. None of Red Hat, the initial purchaser or the trustee takes any responsibility for these operations or procedures, and holders are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	Upon deposit of the global debentures with DTC or its custodian, DTC credited on its internal system the accounts of direct participants designated by the initial purchaser with portions of the principal amounts of the global debentures.

•	Ownership of the debentures is shown on, and the transfer of ownership thereof is effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those debentures in definitive form. Accordingly, the ability to transfer interests in the debentures represented by a global debenture to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in debentures represented by a global debenture to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global debenture, DTC or that nominee will be considered the sole owner or holder of the debentures represented by that global debenture for all purposes under the indenture and under the debentures. Except as provided below, owners of beneficial interests in a global debenture will not be entitled to have debentures represented by that global debenture registered in their names, will not receive or be entitled to receive physical delivery of certificated debenture and will not be considered the owners or holders thereof under the indenture or under the debentures for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global debenture must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of debentures under the indenture or the global debentures.

Debentures represented by a global debenture will be exchangeable for registered certificated debentures with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; (2) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or (3) a default under the indenture occurs and is continuing.

Neither Red Hat nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of debentures by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the debentures.

Payments on the debentures represented by the global debentures will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the debentures represented by a global debenture, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global debenture as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global debenture held through such participants will be governed by standing instructions and customary practice as is now the case with debentures held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Payments on the debentures represented by the global debentures will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is not intended to be complete and is qualified by reference to the provisions of applicable law and to our Third Amended and Restated Certificate of Incorporation, as amended, and our Amended and Restated By-laws, as amended, each of which we have filed with the SEC.

We are authorized to issue 300,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.0001 per share. As of April 30, 2004, there were:

•	183,087,460 shares of common stock outstanding held by approximately 2,490 stockholders of record;

•	21,653,292 shares of common stock issuable upon exercise of outstanding options; and

•	no shares of preferred stock issued or outstanding.

Common Stock

Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. When a quorum is present at any meeting of stockholders, any matter to be voted upon by the stockholders at such meeting is decided by a majority of the votes of the shares present or represented and voting on the matter.

Dividends. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, after provision has been made for any preferential dividend rights of any outstanding preferred stock.

Liquidation and dissolution. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all our debts and other liabilities, and after the satisfaction of the rights of any outstanding preferred stock.

Other rights and restrictions. Holders of the common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of common stock are validly issued, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of common stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing. Our common stock is listed on the Nasdaq National Market under the symbol “RHAT.”

Transfer agent and registrar. The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

Preferred Stock

Our board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

Our stockholders have granted the board of directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of common stock will be subordinate to the rights of holders of any preferred stock issued in the future.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock. We have not, to date, issued any shares of such preferred stock.

Delaware law and specified charter and by-law provisions and anti-takeover effects

We are subject to the provisions of section 203 of the Delaware General Corporation Law. Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is defined as a person who, at the time of determination whether a person is an interested stockholder,

•	beneficially owns 15% or more of our voting stock; or

•	is an affiliate or associate of ours and beneficially owned 15% or more of our voting stock at any time within three years of the date of determination.

Classification of Board of Directors. Our charter provides for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our charter provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of the shares of our capital stock entitled to vote. Under our charter, unless or until filled by our stockholders, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The likely effect of the classification of the board of directors and the limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of the board of directors. For example, because only approximately one-third of the directors may be replaced by stockholder vote at each annual meeting of stockholders, stockholders seeking to replace a majority of the members of the board of directors will need at least two annual meetings of stockholders to effect this change.

Limitation of liability; indemnification. Our charter contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except (i) for a breach of a director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) transactions from which the director derived an improper personal benefit. Furthermore, our by-laws contain provisions requiring us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. These provisions do not limit or eliminate our right or the right of any of our stockholders to seek non-monetary relief, such as an injunction or rescission, in the event of a breach by a director or an officer of his or her duty of care.

Stockholder action; special meetings of stockholders; advance notice requirements. Our charter also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our charter and by-laws provide that special meetings of the stockholders may only be called by a majority of the board of directors, the chairman of the board of directors, the chief executive officer or the president. Our by-laws further provide that in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with specified procedural requirements regarding advance notice. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

Charter and by-law amendments. The General Corporation Law of Delaware provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our charter requires the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the foregoing provisions of our charter. Our by-laws may be amended or repealed by a majority vote of the board of directors except for provisions relating to the board of directors, which may only be amended or repealed by the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote. Our by-laws may also be amended or repealed by the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required in accordance with the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the debentures and shares of our common stock into which the debentures may be converted. This discussion assumes that the debentures will be treated as indebtedness for U.S. federal income tax purposes. This discussion applies only to holders that hold the debentures and our common stock as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding the debentures or our common stock as part of a “straddle,” “hedge,” “conversion” or similar transaction;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•	persons subject to the alternative minimum tax.

This summary is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. Persons considering the purchase of the debentures are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax consequences to United States Holders

As used herein, the term “United States Holder” means a beneficial owner of a debenture or our common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Taxation of interest

Interest paid on the debentures will be included in the income of a United States Holder as ordinary income at the time it is received or accrued, in accordance with the holder’s regular method of tax accounting.

Market Discount

A United States Holder that acquires a debenture at a price less than the debenture’s stated redemption price at maturity (generally, the sum of all payments required under the debenture other than payments of stated interest) may be affected by the “market discount” rules of the Internal Revenue Code. Subject to a de minimis exception, the market discount rules generally require a United States Holder who acquires a debenture at a market discount to treat any principal payment on the debenture and any gain recognized on any disposition of the debenture as ordinary income to the extent of the accrued market discount, not previously included in income, at the time of such payment or disposition. In general, the amount of market discount that has accrued is determined on a straight-line basis over the remaining term of the debenture as of the time of acquisition, or, at the election of the holder, on a constant yield basis. Such an election applies only to the debenture with respect to which it is made and may not be revoked.

A United States Holder of a debenture acquired at a market discount also may elect to include the market discount in income as it accrues. If a United States Holder so elects, the rules discussed above with respect to ordinary income recognition resulting from the payment of principal on a debenture or the disposition of a debenture would not apply, and the holder’s tax basis in the debenture would be increased by the amount of the market discount included in income at the time it accrues. This election would apply to all market discount obligations acquired by the United States Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

A United States Holder may be required to defer until maturity of the debenture (or, in certain circumstances, its earlier disposition) the deduction of all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a debenture with market discount, unless the holder elects to include market discount in income on a current basis.

Upon the conversion of a debenture into our common stock, any accrued market discount on the debenture not previously included in income will be carried over to the common stock received upon conversion of the debenture, and any gain recognized upon the disposition of such common stock will be treated as ordinary income to the extent of such accrued market discount.

Amortizable Bond Premium

If a United States Holder acquires a debenture for a price that is in excess of the debenture’s stated redemption price at maturity, the United States Holder generally will be considered to have acquired a debenture with “amortizable bond premium.” Amortizable bond premium, however, does not include any premium attributable to the conversion feature of the debenture. A United States Holder may elect to amortize amortizable bond premium on a constant yield basis. The amount amortized in any year generally will be treated as a deduction against the holder’s interest income on the debenture. If the amortizable bond premium allocable to a year exceeds the amount of interest income allocable to that year, the excess would be allowed as a deduction for that year but only to the extent of the holder’s prior inclusions of interest income (net of any deductions for bond premium) with respect to the debenture. The premium on a debenture held by a United State Holder that does not make such an election will decrease the gain or increase the loss otherwise recognizable on the disposition of the debenture. The election to amortize the premium on a constant yield basis generally applies to all bonds held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Additional payments

If the amount or timing of any payments on a debenture is contingent, the debenture could be subject to special rules that apply to contingent payment debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the debenture and to treat as ordinary income (rather than capital gain) any gain recognized on a sale, exchange, repurchase or retirement of the debenture unless there are no remaining contingent payments on the debenture at the time of the sale, exchange, repurchase or retirement.

If the debentures are not registered with the SEC within prescribed time periods or in certain other circumstances described above in “Description of Debentures—Registration Rights”, holders will be entitled to liquidated damages. Notwithstanding the possibility of such contingent payments, under applicable Treasury Regulations, payments on a debenture that are subject to either a remote or incidental contingency may be ignored. We believe that the prospect of the foregoing payments being made should be considered as a remote and/or incidental contingency so that the payments should be ignored.

Therefore, for purposes of filing tax or information returns with the Internal Revenue Service, we will not treat the debentures as contingent payment debt instruments. Our determination that the debentures are not contingent payment debt instruments is binding on each holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the Internal Revenue Service. This discussion assumes that the debentures are not subject to the contingent payment debt instrument rules.

Sale, exchange, repurchase or retirement of debentures

Upon a sale, exchange, repurchase or retirement of a debenture (other than a conversion into our common stock), a United States Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, repurchase or retirement and such United States Holder’s adjusted tax basis in the debenture. A United States Holder’s adjusted tax basis in a debenture will generally be equal to the holder’s purchase price for the debenture increased by the amount of any accrued but unpaid interest previously included in the holder’s taxable income and the amount of any accrued market discount previously included in the holder’s income and decreased by the amount of any amortizable bond premium previously deducted by the holder.

Subject to the discussion above regarding market discount, gain or loss recognized on the sale, exchange, repurchase or retirement of a debenture generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, repurchase or retirement the debenture has been held for more than one year. Any amounts attributable to accrued interest, however, will be taxed as interest income (as discussed above under “—Tax consequences to United States Holders—Taxation of interest”) to the extent the holder has not previously included such amounts in the holder’s taxable income. The deductibility of capital losses is subject to limitations. A United States Holder who sells the debentures at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under recently promulgated Treasury regulations.

Conversion of debentures into common stock

A United States Holder’s conversion of a debenture into our common stock generally will not be a taxable event, except (i) the fair market value of stock received that is attributable to accrued interest not previously included in income will be taxable as interest income as discussed above under “—Tax consequences to United States Holders—Taxation of interest”, and (ii) the receipt of cash in lieu of a fractional share of our common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the United States Holder’s tax basis attributable to the fractional share), except that any gain will be treated as ordinary income to the extent of accrued market discount allocable to such share as discussed above.

A United States Holder’s tax basis in our common stock received upon a conversion of a debenture (except for any stock received attributable to accrued interest not previously included in income) will be the same as the United States Holder’s tax basis in the debenture at the time of the conversion, reduced by any basis attributable to a fractional share. The United States Holder’s holding period for the common stock received (except for any stock received attributable to accrued interest not previously included in income) will include the holding period of the debenture converted.

A United States Holder’s tax basis in any stock received attributable to accrued interest not previously included in income will equal the fair market value of the stock at the time of the conversion, and the United States Holder’s holding period for such stock will begin on the day after the conversion.

Constructive dividends

If at any time we increase the conversion rate, either at our discretion or pursuant to the anti-dilution provisions of the indenture, the increase may be deemed to be the payment of a taxable dividend to the United States Holders of the debentures. An increase in the conversion rate in the event of a cash dividend to our stockholders generally will be a taxable dividend, but generally a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to our stockholders to subscribe for our common stock will not be a taxable dividend. In certain circumstances, the failure to adjust the conversion rate may result in a deemed distribution to the holders of our common stock.

Taxation of distributions on common stock

Distributions, if any, paid on our common stock after a conversion, other than certain pro rata distributions of common stock, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the United States Holder and taxable as ordinary income when received or accrued, in accordance with such United States Holder’s method of accounting. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, up to the United States Holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain. Under recently enacted legislation, dividends received by noncorporate United States Holders on common stock may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain holding period requirements and other conditions are met. United States Holders should consult their own tax advisers regarding the implications of this new legislation in their particular circumstances.

Sale or other disposition of common stock

Unless a nonrecognition provision applies, subject to the discussion above regarding market discount, gain or loss realized by a United States Holder on the sale or other disposition of our common stock received upon conversion of a debenture will be recognized as capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s tax basis in the common stock disposed of and the amount realized on the disposition. A United States Holder who sells the stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under recently promulgated Treasury regulations.

Tax consequences to Non-United States Holders

As used herein, the term “Non-United States Holder” means a beneficial owner of a debenture or our common stock that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust the income of which is not subject to U.S. federal income taxation regardless of its source.

Taxation of interest

Subject to the discussion below regarding backup withholding, interest income on the debentures paid to a Non-United States Holder will be exempt from U.S. federal income and withholding tax, provided that:

•	the Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest,

•	the certification requirement described below has been fulfilled with respect to the Non-United States Holder, and

•	such interest is not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States.

The certification requirement referred to above will be fulfilled if the beneficial owner of a debenture certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

Interest income on the debentures that is not exempt from U.S. federal income and withholding tax generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty, unless such income is effectively connected income as described below in “Tax consequences to Non-United States Holders—Effectively connected income”.

Liquidated damages received by a Non-United States Holder if the debentures are not registered with the SEC within prescribed time periods or in certain other circumstances described above in “Description of Debentures—Registration Rights” may not be exempt from U.S. withholding tax as described above. Holders should consult with their own tax advisers regarding such determination.

Sale, exchange or other disposition of debentures or common stock

Subject to the discussion below regarding backup withholding, a Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale, exchange or other disposition (other than a conversion into our common stock, which is described below) of the debentures or of our common stock, unless:

•	the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States,

•	in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the sale, exchange or disposition and certain other conditions are met, or

•	we are or have been a U.S. real property holding corporation at any time within the shorter of the five year period preceding such sale, exchange or disposition and the period the Non-United States Holder held the debentures or common stock. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

Any gain realized on a sale, exchange or other disposition of the debentures taxed as interest income will be subject to the rules described above regarding taxation of interest.

Conversion of debentures into common stock

Non-United States Holders generally will not be subject to U.S. federal income and withholding tax on the conversion of a debenture into shares of our common stock. However, any gain recognized by a Non-United States Holder on the conversion of a debenture into our common stock due to the receipt of cash in lieu of a fractional share will be subject to the rules described above regarding the sale, exchange or other disposition of a debenture, and any amount of the stock taxable as interest income will be subject to the rules described above regarding taxation of interest.

Distributions on debentures and common stock

If a Non-United States Holder of a debenture were deemed to have received a constructive dividend (see “Tax consequences to United States Holders—Constructive dividends” above), the Non-United States Holder generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of the dividend unless such income is effectively connected income as described below in “Tax consequences to Non-United States Holders—Effectively connected income”. In addition, dividends paid to a Non-United States Holder of our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty, unless such income is effectively connected income as described below in “Tax consequences to Non-United States Holders—Effectively connected income”. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether he can obtain a refund for all or a portion of the withholding tax.

Effectively connected income

If a Non-United States Holder of a debenture or of our common stock is engaged in a trade or business in the United States, and if interest on the debenture, gain realized on a sale, exchange or other disposition of the debenture or of our common stock, or a dividend with respect to the debenture or on our common stock, is effectively connected with the conduct of the trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “Tax consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of the debenture or of our common stock, including the possible imposition of a 30% branch profits tax.

Backup withholding and information reporting

Information returns may be filed with the Internal Revenue Service in connection with payments on the debentures and the common stock and the payment of proceeds from a sale or other disposition of the debentures or the common stock. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U. S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the debentures and the underlying shares of our common stock offered by this prospectus. The debentures and the underlying common stock may be offered and sold from time to time by the selling securityholders. The term “selling securityholders” includes donees, pledgees, transferees or other successors-in-interest selling debentures and the underlying shares of our common stock received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling securityholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the debentures and the underlying shares of our common stock, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the debentures and the underlying shares of our common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the debentures and the underlying shares of our common stock short and redeliver the debentures and the underlying shares of our common stock to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the debentures or shares offered by this prospectus, which debentures and underlying shares of our common stock such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge the debentures and the underlying shares of our common stock to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged debentures and underlying shares of our common stock pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the debentures and the underlying shares of our common stock covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the debentures and the underlying shares of our common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the debentures and the underlying shares of our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of debentures and the underlying shares of our common stock in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the debentures or shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of debentures and the underlying shares of our common stock is made, if required, a prospectus supplement will be distributed that will set forth the number of debentures and the underlying shares of our common stock being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

Pursuant to a registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act.

We have agreed to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) the second anniversary of the original date of issuance of the debentures; (ii) such time as all of the debentures and the underlying shares of our common stock covered by this prospectus have been sold either pursuant to this shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force; and (iii) the date upon which each of the debentures and the underlying shares of common stock is saleable pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the debentures and the underlying shares of common stock offered by this prospectus has been passed upon by Hale and Dorr LLP.

EXPERTS

The consolidated financial statements of Red Hat, Inc. incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended February 28, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Sistina Software, Inc. as of December 31, 2002 and 2001 and for each of the two years in the period ended December 31, 2002 incorporated herein by reference to our Current Report on Form 8-K dated December 23, 2003 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

(1)	Our Annual Report on Form 10-K for the fiscal year ended February 28, 2003;

(2)	The information specifically incorporated by reference into our 2003 Annual Report on Form 10-K from our Proxy Statement on Schedule 14A filed with the SEC on June 12, 2003;

(3)	Our Quarterly Report on Form 10-Q for the quarter ended May 31, 2003;

(4)	Our Quarterly Report on Form 10-Q for the quarter ended August 31, 2003;

(5)	Our Quarterly Report on Form 10-Q for the quarter ended November 30, 2003;

(6)	Our Current Report on Form 8-K, dated December 18, 2003 relating to the acquisition of Sistina Software, Inc.;

(7)	Our Current Report on Form 8-K dated December 23, 2003;

(8)	Our Current Report on Form 8-K dated January 5, 2004;

(9)	Our Current Report on Form 8-K dated January 6, 2004, as amended by our Current Report on Form 8-K/A, filed January 9, 2004;

(10)	Our Current Report on Form 8-K dated March 4, 2004;

(11)	Our Current Report on Form 8-K dated March 23, 2004; and

(12)	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Red Hat, Inc.

1801 Varsity Drive

Raleigh, NC 27606

Attn:    Mark H. Webbink

General Counsel

Telephone: (919) 754-3700

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Red Hat (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee—Securities and Exchange Commission .		$76,020
Legal fees and expenses	$
Accounting fees and expenses		$30,000
Miscellaneous expenses	$

Total Expenses	$

Item 15. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Red Hat, Inc. has included such a provision in its Third Amended and Restated Certificate of Incorporation, as amended.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

The bylaws of the Registrant provide for indemnification of the officers and directors to the fullest extent permitted by applicable law. Red Hat, Inc. has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16. Exhibits

EXHIBIT NUMBER		DESCRIPTION

2.1		Agreement and Plan of Reorganization dated November 5, 1999 by and among the Registrant, Cygnus Solutions, Miami Acquisition Corp. and Michael Tiemann, as Securityholder Agent (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999).

2.2		Agreement and Plan of Merger by and among the Registrant, HKS Acquisition Corp., Hell’s Kitchen Systems, Inc. and certain shareholders of Hell’s Kitchen Systems, Inc., dated as of January 4, 2000 (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 333-94775)).

2.3		Stock Purchase Agreement by and among the Registrant, WireSpeed Communications Corporation, the shareholders of WireSpeed Communications Corporation and Andrew Baily as Securityholder Agent, dated as of June 13, 2000 (incorporated by reference to the Registrant’s Current Report on Form 8-K, filed August 11, 2000).

2.4		Amendment to Stock Purchase Agreement, dated July 27, 2000, by and among the Registrant, WireSpeed Communications Corporation, the shareholders of WireSpeed Communications Corporation and Andrew Baily as Securityholder Agent, dated as of June 13, 2000 (incorporated by reference to the Registrant’s Current Report on Form 8-K, filed August 11, 2000).

3.1		Third Amended and Restated Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q/A filed on October 16, 2001).

3.2		Amended and Restated By-laws, as amended, of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-94775)).

4.1		Specimen certificate representing the common stock of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 2 to Form S-1 (File No. 333-80051) filed July 19, 1999).

4.2		See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and By-laws of the Registrant defining the rights of holders of common stock of the Registrant.

4.3	*	Registration Rights Agreement, dated January 12, 2004, among Red Hat, Inc. and UBS Securities LLC.

4.4	*	Indenture, dated as of January 12, 2004, between Red Hat, Inc. and U.S. Bank Trust National Association, as Trustee, for the 0.50% Convertible Senior Debentures due 2024, including form of 0.50% Convertible Senior Debentures due 2024 attached thereto as Exhibit A.

5.1	*	Opinion of Hale and Dorr LLP.

12.1		Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of PricewaterhouseCoopers LLP.

23.2		Consent of PricewaterhouseCoopers LLP.

23.3	*	Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.

24.1		Power of Attorney (See page II-4 of this Registration Statement).

25.1		Form T-1, Statement of Eligibility under the Trust Indenture Act of U.S. Bank Trust National Association.

*	to be filed by amendment

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Raleigh, State of North Carolina, on May 10, 2004.

RED HAT, INC.

By:	/S/ KEVIN B. THOMPSON

Kevin B. Thompson
Executive Vice President and Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Red Hat, Inc., hereby severally constitute and appoint Matthew J. Szulik, Kevin B. Thompson, and Mark H. Webbink and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Red Hat, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MATTHEW J. SZULIK Matthew J. Szulik	Chief Executive Officer, President, and Chairman of the Board of Directors (Principal Executive Officer)	May 10, 2004

/S/ KEVIN B. THOMPSON Kevin B. Thompson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 10, 2004

/S/ ROBERT F. YOUNG Robert F. Young	Director	May 7, 2004

/S/ EUGENE J. MCDONALD Eugene J. McDonald	Director	May 10, 2004

/S/ WILLIAM S. KAISER William S. Kaiser	Director	May 10, 2004

/S/ MARYE ANNE FOX Marye Anne Fox, Ph.D.	Director	May 4, 2004

/S/ W. STEVE ALBRECHT W. Steve Albrecht	Director	May 10, 2004

/S/ HENRY HUGH SHELTON Henry Hugh Shelton	Director	May 4, 2004

EXHIBIT INDEX

EXHIBIT NUMBER		DESCRIPTION
2.1		Agreement and Plan of Reorganization dated November 5, 1999 by and among the Registrant, Cygnus Solutions, Miami Acquisition Corp. and Michael Tiemann, as Securityholder Agent (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999).

2.2		Agreement and Plan of Merger by and among the Registrant, HKS Acquisition Corp., Hell’s Kitchen Systems, Inc. and certain shareholders of Hell’s Kitchen Systems, Inc., dated as of January 4, 2000 (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 333-94775)).

2.3		Stock Purchase Agreement by and among the Registrant, WireSpeed Communications Corporation, the shareholders of WireSpeed Communications Corporation and Andrew Baily as Securityholder Agent, dated as of June 13, 2000 (incorporated by reference to the Registrant’s Current Report on Form 8-K, filed August 11, 2000).

2.4		Amendment to Stock Purchase Agreement, dated July 27, 2000, by and among the Registrant, WireSpeed Communications Corporation, the shareholders of WireSpeed Communications Corporation and Andrew Baily as Securityholder Agent, dated as of June 13, 2000 (incorporated by reference to the Registrant’s Current Report on Form 8-K, filed August 11, 2000).

3.1		Third Amended and Restated Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q/A filed on October 16, 2001).

3.2		Amended and Restated By-laws, as amended, of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-94775)).

4.1		Specimen certificate representing the common stock of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 2 to Form S-1 (File No. 333-80051) filed July 19, 1999).

4.2		See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and By-laws of the Registrant defining the rights of holders of common stock of the Registrant.

4.3	*	Registration Rights Agreement, dated January 12, 2004, among Red Hat, Inc. and UBS Securities LLC.

4.4	*	Indenture, dated as of January 12, 2004, between Red Hat, Inc. and U.S. Bank Trust National Association, as Trustee, for the 0.50% Convertible Senior Debentures due 2024, including form of 0.50% Convertible Senior Debentures due 2024 attached thereto as Exhibit A.

5.1	*	Opinion of Hale and Dorr LLP.

12.1		Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of PricewaterhouseCoopers LLP.

23.2		Consent of PricewaterhouseCoopers LLP.

23.3	*	Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.

24.1		Power of Attorney (See page II-4 of this Registration Statement).

25.1		Form T-1, Statement of Eligibility under the Trust Indenture Act of U.S. Bank Trust National Association.

*	to be filed by amendment